Exhibit 99.2
EXECUTION VERSION

FIRST SUPPLEMENTAL INDENTURE
Dated as of October 5, 2010
NORTHGATE MINERALS CORPORATION
as Issuer
and
THE BANK OF NEW YORK MELLON
as Trustee
and
BNY TRUST COMPANY OF CANADA
as Co-Trustee

First Supplement to Indenture Dated as of October 5, 2010

3.50% Convertible Senior Notes due 2016

TABLE OF CONTENTS

I. DEFINITIONS AND INCORPORATION BY REFERENCE	1

1.01 Definitions	1
1.02 Other Definitions	9
1.03 Nature of the Supplemental Indenture	10
1.04 Rules of Construction	10
1.05 Relationship with Base Indenture	11

II. THE SECURITIES	11

2.01 Form and Dating	11
2.02 Execution and Authentication	12
2.03 Registrar, Paying Agent, Bid Solicitation Agent and Conversion Agent	13
2.04 Paying Agent to Hold Money in Trust	14
2.05 [Reserved]	14
2.06 Transfer and Exchange	14
2.07 Ranking	14
2.08 Outstanding Securities	14
2.09 [Reserved]	15
2.10 Temporary Securities	15
2.11 Cancellation	15
2.12 [Reserved]	15
2.13 CUSIP Numbers	15
2.14 Deposit of Moneys	16
2.15 Book-Entry Provisions for Global Securities	16

III. REDEMPTION AND REPURCHASE	17

3.01 No Sinking Fund	17
3.02 Offer to Purchase Upon a Fundamental Change	18
3.03 Redemption for Tax Reasons; Notices to Trustee; Notice of Election	23
3.04 Notice of Redemption	24
3.05 Effect of Notice of Redemption	26
3.06 Deposit of Redemption Price	26
3.07 Securities Redeemed in Part	26
3.08 Repayment to the Company	27
3.09 Other Repurchases	27

IV. COVENANTS	27

4.01 Payment of Securities	27
4.02 Maintenance of Office or Agency	28
4.03 Annual Reports	28
4.04 Compliance Certificate	29
4.05 [Reserved]	29
4.06 Additional Amounts	29
4.07 Notice of Default	31
4.08 Further Instruments and Acts	31

V. SUCCESSORS	32

5.01 When Company May Merge, etc.	32
5.02 Successor Substituted	32

i

VI. DEFAULTS AND REMEDIES	33

6.01 Events of Default	33
6.02 Acceleration	36
6.03 [Reserved]	36
6.04 Waiver of Past Defaults	36
6.05 Control by Majority	37
6.06 Limitation on Suits	37
6.07 Rights of Holders to Receive Payment and to Convert Securities	38
6.08 Collection Suit by Trustee	38
6.09 Trustee May File Proofs of Claim	38
6.10 Priorities	39
6.11 Undertaking for Costs	39

VII. TRUSTEE	39

7.01 Notice of Defaults	39
7.02 Holder May Take Action Against the Company	40

VIII. DISCHARGE OF INDENTURE	40

8.01 Termination of the Obligations of the Company	40
8.02 Application of Trust Money	41
8.03 Repayment to Company	41
8.04 Reinstatement	41

IX. AMENDMENTS	42

9.01 Without Consent of Holders	42
9.02 With Consent of Holders	43
9.03 [Reserved]	45
9.04 Revocation and Effect of Consents	45
9.05 [Reserved]	45
9.06 Trustee Protected	45
9.07 Effect of Supplemental Indentures	45

X. CONVERSION	46

10.01 Conversion Privilege	46
10.02 Conversion Procedure and Payment Upon Conversion	50
10.03 Cash in lieu of Fractional Shares	54
10.04 Taxes on Conversion	54
10.05 Company to Provide Common Shares	54
10.06 Adjustment of Conversion Rate	55
10.07 No Adjustment	64
10.08 Other Adjustments	66
10.09 Adjustments for Tax Purposes	66
10.10 Notice of Adjustment	66
10.11 Notice of Certain Transactions	66
10.12 Effect of Reclassifications, Consolidations, Mergers, Binding Share Exchanges or Sales on Conversion Privilege	67
10.13 Trustee’s Disclaimer	69
10.14 Rights Distributions Pursuant to Shareholders’ Rights Plans	70
10.15 Increased Conversion Rate Applicable to Certain Securities Surrendered in Connection With Make-Whole Fundamental Changes	70

ii

XI. CONCERNING THE HOLDERS	73

11.01 Action by Holders	73
11.02 Proof of Execution by Holders	73
11.03 Persons Deemed Absolute Owners	74

XII. HOLDERS’ MEETINGS	74

12.01 Purpose of Meetings	74
12.02 Call of Meetings by Trustee	75
12.03 Call of Meetings by Company or Holders	75
12.04 Qualifications for Voting	75
12.05 Regulations	76
12.06 Voting	76
12.07 No Delay of Rights by Meeting	77

XIII. MISCELLANEOUS	77

13.01 Calculations in Respect of the Securities	77
13.02 Certificate and Opinion as to Conditions Precedent	77
13.03 Statements Required in Certificate or Opinion	78
13.04 Rules by Trustee and Agents	78
13.05 Legal Holidays	79
13.06 Duplicate Originals	79
13.07 No Adverse Interpretation of Other Agreements	79
13.08 Governing Law	79

XIV. INAPPLICABLE PROVISIONS OF THE BASE INDENTURE; AMENDMENTS TO THE BASE INDENTURE	79

14.01 Provisions of General Application	79
14.02 Securities forms	80
14.03 The Securities	80
14.04 Satisfaction and Discharge	80
14.05 Defaults and Remedies	81
14.06 The Trustee	81
14.07 Holders’ Lists and Reports by Trustee and Company	81
14.08 Consolidation, Merger, Conveyance, Transfer or Lease	82
14.09 Supplemental Indentures	82
14.10 Covenants	82
14.11 Redemption of Securities	83
14.12 Sinking Funds	83
14.13 Repayment at Option of Holders	83
14.14 Defeasance and Covenant Defeasance	83
14.15 Meetings of Holders of Securities	83

Exhibit A	-	Form of Global Security
Exhibit B	-	Form of Legend for Global Security

iii

     FIRST SUPPLEMENTAL INDENTURE, dated as of October 5, 2010 (the “First Supplemental Indenture”), to the Indenture dated as of October 5, 2010 (as amended, modified or supplemented from time to time in accordance therewith, the “Base Indenture”) between Northgate Minerals Corporation, a corporation duly organized and existing under the laws of British Columbia, The Bank of New York Mellon, a New York banking corporation, as trustee, and BNY Trust Company of Canada, a Canadian trust corporation, as co-trustee.
     Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company’s 3.50% Convertible Senior Notes due 2016 (the “Securities”).
I. DEFINITIONS AND INCORPORATION BY REFERENCE
1.01 Definitions.
     “Asset Sale Make-Whole Fundamental Change” means a sale, transfer, lease, conveyance or other disposition of all or substantially all of the consolidated property or assets of the Company to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act.
     “Bankruptcy Law” means Title 11, U.S. Code or any similar U.S. Federal or State law for the relief of debtors, or any analogous foreign law applicable to the Company or its Subsidiaries, as the case may be.
     “Base Indenture” has the meaning given to it in the preamble.
     “Bid Solicitation Agent” means the Person appointed by the Company to solicit bids for the Trading Price of the Securities in accordance with Section 10.01(B)(ii).
     “Business Day” means a day other than a Legal Holiday.
     “Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of capital stock of such Person and all warrants or options to acquire such capital stock.
     “Cash Settlement Averaging Period” shall mean, (i) with respect to any Conversion Date occurring on or after the thirty-second (32nd) Business Day immediately preceding the Maturity Date, the thirty (30) consecutive Trading-Day period beginning on, and including, the thirty-second (32nd) Business Day immediately preceding the Maturity Date; or (ii) in all other cases, the thirty (30) consecutive Trading-Day period beginning on, and including, the third (3rd) Business Day immediately following the relevant Conversion Date.
     “Change in Control” shall be deemed to have occurred at such time as:
     (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the Company’s Voting Shares; or
     (b) there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of the consolidated property or assets of the Company to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or
     (c) the Company consolidates with, or merges with or into, another Person or any Person consolidates with, or merges with or into, the Company, unless either:
     (1) the Persons that “beneficially owned” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, the shares of the Company’s Voting Shares immediately prior to such consolidation or merger, “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s Voting Shares representing at least a majority of the total outstanding voting power of all outstanding classes of the Voting Shares of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or
     (2) at least ninety percent (90%) of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights listed and traded on the NYSE Amex, The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market or the TSX (or any of their respective successors) (or which will be so listed and traded when issued or exchanged in connection with such consolidation or merger), and, as a result of such consolidation or merger, the Securities become convertible solely into such consideration, subject to the Company’s right to deliver cash in respect of all or a portion of its conversion obligation as described in Section 10.02(A) (such a consolidation or merger that satisfies the conditions set forth in this clause (2), a “Listed Stock Business Combination”); or

     (d) the following Persons cease for any reason to constitute a majority of the Board of Directors:
     (1) individuals who on the Issue Date constituted the Board of Directors; and
     (2) any new directors whose election to the Board of Directors or whose nomination for election by the Company’s shareholders was approved by at least a majority of the directors of the Company then still in office, or by a nominating committee thereof consisting of directors, either who were directors of the Company on the Issue Date or whose election or nomination for election was previously so approved; or
     (e) the Company is liquidated or dissolved or the holders of the Company’s Capital Stock approve any plan or proposal for the liquidation or dissolution of the Company.
Solely for purposes of clause (d) above, the phrase “or any committee thereof authorized to act for it hereunder” in the definition of “Board of Directors” shall be disregarded.
     “close of business” means 5:00 p.m., New York City time.
     “Closing Sale Price” on any date means the per share price of the Common Shares on such date, determined (i) on the basis of the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the primary national or regional securities exchange on which the Common Shares are listed; or (ii) if the Common Shares are not listed on the primary national or regional securities exchange, as reported by Pink OTC Markets Inc. or a similar organization; provided, however, that in the absence of any such report or quotation, the Closing Sale Price shall be the price determined by a nationally recognized independent investment banking firm retained by the Company for such purpose as most accurately reflecting the per share price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a share of Common Shares.
     “Common Shares” means the common shares, without par value, of the Company at the date of this First Supplemental Indenture, subject to Section 10.12.
     “Common Shares Make-Whole Fundamental Change” means any transaction or series of related transactions (other than a Listed Stock Business Combination), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, amalgamation, merger, statutory arrangement, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) all of the Common Shares are exchanged for, converted into, acquired for or constitutes solely the right to receive other securities, other property, assets or cash.
     “Conversion Date” with respect to a Security means the date on which a Holder satisfies all the requirements for such conversion specified in Section 10.02(A).
     “Conversion Notice” means the “Conversion Notice” attached to the Form of Security attached hereto as Exhibit A.
     “Conversion Price” means, as of any date of determination, the dollar amount derived by dividing one thousand dollars ($1,000) by the Conversion Rate in effect on such date.
     “Conversion Rate” shall initially be 244.9780 Common Shares per $1,000 principal amount of Securities, subject to adjustment as provided in Article X.
     “Conversion Trigger Price” means, as of any date of determination, the dollar amount derived by multiplying the Conversion Price in effect on such date by 130%.
     “Conversion Value” means, as of any Trading Day in the Security Measurement Period, the product of the Closing Sale Price of the Common Shares and the Conversion Rate per $1,000 principal amount of Securities in effect on such Trading Day.
     “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
     “Daily Conversion Value” means, for each of the thirty (30) consecutive Trading Days in the Cash Settlement Averaging Period, one thirtieth (1/30th) of the product of (i) the Conversion Rate in effect on such Trading Day and (ii) the Volume-Weighted Average Price per Common Share on such Trading Day.
     “Daily Settlement Amount” for each of the thirty (30) consecutive Trading Days in the Cash Settlement Averaging Period, means (x) cash equal to the lesser of (i) the Specified Cash Amount, divided by thirty (30) (such quotient being referred to as the “Daily Measurement Value”) and (ii) the Daily Conversion Value for such Trading Day; and (y) to the extent the Daily Conversion Value for such Trading Day exceeds the Daily Measurement Value, a number of Common Shares equal to (i) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (ii) the Volume-Weighted Average Price of the Common Shares on such Trading Day.

     “Depositary” means the Depositary for Securities.
     “Ex Date” means (i) when used with respect to any issuance or distribution, means the first date on which Common Shares trade the regular way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution from the Company or, if applicable, from the seller of Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market, (ii) when used with respect to any subdivision or combination of Common Shares, means the first date on which the Common Shares trade the regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective and (iii) when used with respect to any tender offer or exchange offer means the first date on which the Common Shares trade the regular way on such exchange or in such market after the expiration time of such tender offer or exchange offer (as it may be amended or extended). For purposes of determining the Ex Date with respect to an issuance or distribution under this First Supplemental Indenture, unless it has knowledge to the contrary, the Company may conclusively assume (and such assumption shall be binding upon the Holders) that purchases and sales of the relevant security with respect to which such issuance or distribution is being made will settle based on the customary settlement cycle for purchases or sales of such security.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “First Supplemental Indenture” means this First Supplemental Indenture as amended or supplemented from time to time.
     “Fundamental Change” means a Change in Control.
     “Indenture” means the Base Indenture, as supplemented by this First Supplemental Indenture and as amended or supplemented from time to time.
     “Interest Payment Date” means April 1 and October 1 of each year, beginning on April 1, 2011.
     “Issue Date” means October 5, 2010.
     “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the City of New York, in the State of New York or Toronto, Canada.

     “Make-Whole Fundamental Change” means an Asset Sale Make-Whole Fundamental Change or a Common Shares Make-Whole Fundamental Change.
     “Market Disruption Event” means (i) a failure by the primary United States national or regional securities exchange or market on which Common Shares or the relevant securities are listed or admitted to trading (or by the TSX to the extent the market value of Common Shares on the TSX is used to determine the Volume-Weighted Average Price per Common Share on that day) to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for Common Shares or the relevant securities for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in Common Shares (or the relevant securities) or in any options, contracts or future contracts relating to Common Shares (or the relevant securities).
     “Maturity Date” means October 1, 2016.
     “NYSE Amex” means the New York Stock Exchange Amex.
     “Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Accounting Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company.
     “open of business” means 9:00 a.m., New York City time.
     “Prospectus Supplement” means the Prospectus Supplement of the Company, dated September 30, 2010, relating to the Securities.
     “Purchase Notice” means a Purchase Notice in the form set forth in the Securities.
     “record date” means, unless the context requires otherwise, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other security) have the right to receive any cash, securities or other property or in which Common Shares (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

     “Redemption Date” means, with respect to any Security or portion thereof selected to be redeemed pursuant to Tax Redemption, the date fixed for such Tax Redemption in accordance with the provisions of Section 3.03 of this First Supplemental Indenture.
     “Regular Record Date” for interest payable in respect of any Security on any Interest Payment Date means March 15 or September 15 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date.
     “Rights Plan” means Northgate Shareholders’ Rights Plan adopted by the Board of Directors on March 8, 2010 and confirmed by a majority of Company’s shareholders at the annual and special meeting of shareholders of the Company on May 11, 2010, or any future rights plan, and as the same may be further amended, supplemented or superseded.
     “Scheduled Trading Day” means, with respect to Common Shares or any other security, a day that is scheduled to be a Trading Day on the primary United States national or regional securities exchange or market on which Common Shares or the relevant securities are listed or admitted for trading (or on the TSX to the extent the market value of Common Shares on the TSX is used to determine the Volume-Weighted Average Price per Common Share on that day). If Common Shares or the relevant securities are not so listed or admitted for trading, “Scheduled Trading Day” shall mean any Business Day.
     “Securities” means the 3.50% Convertible Senior Notes due 2016 issued by the Company pursuant to this First Supplemental Indenture.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “Securities Agent” means any Registrar, Paying Agent, Bid Solicitation Agent, Conversion Agent, Authenticating Agent or co-Registrar or co-agent.
     “Significant Subsidiary” with respect to any Person means any “subsidiary” (as defined in Rule 1-02(x) of Regulation S-X under the Exchange Act) of such Person that constitutes a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Exchange Act.
     “Subsidiary” means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by one or more subsidiaries of the Company or by the Company and one or more of its subsidiaries or (ii) any other Person (other than a corporation) in which the Company, one or more of its subsidiaries, or the Company and one or more of its subsidiaries, directly or indirectly, at the date of determination thereof, own at least a majority ownership interest.
     “Tax Act” means the Income Tax Act (Canada), as amended.
     “Termination of Trading” shall be deemed to occur if the Common Shares (or other common stock into which the Securities are then convertible (subject to the Company’s right to deliver cash in respect of all or a portion of its conversion obligation as described in Section 10.02(A))) are delisted (such event, a “Delisting Event”) and are not subsequently listed, within 60 days of delisting, for trading on the NYSE Amex, The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market or the TSX (or any of their respective successors), provided however that no “Termination of Trading” will occur if the event or events that would otherwise give rise to a “Termination of Trading” would constitute a Fundamental Change.
     “TIA” means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as amended and in effect from time to time.
     “Trading Day” means, with respect to Common Shares or any other security, a day during which (i) trading in Common Shares or such other security generally occurs, and (ii) a Market Disruption Event has not occurred; provided that if Common Shares or such other security is not listed for trading or quotation on or by any exchange, bureau or other organization, “Trading Day” shall mean any Business Day.
     “Trading Price” means, as of any Trading Day, the average of the secondary market bid quotations obtained by the Bid Solicitation Agent for $5.0 million principal amount of Securities at approximately 3:30 p.m., New York City time, on such Trading Day from three independent nationally recognized securities dealers the Company selects on such date; provided that if the Bid Solicitation Agent can reasonably obtain only two such bids, then the average of such two bids shall instead be used, and if the Bid Solicitation Agent can reasonably obtain only one such bid, then such single bid shall be used; and provided, further, that if, on any Trading Day, (i) the Bid Solicitation Agent cannot reasonably obtain at least one bid for $5.0 million principal amount of the Securities from an independent nationally recognized securities dealer or (ii) in the reasonable, good faith judgment of the Board of Directors, the bid quotation or quotations that the Bid Solicitation Agent has obtained are not indicative of the secondary market value of the Securities, and the Company immediately gives the Trustee notice of such determination, then the Trading Price per $1,000 principal amount of the Securities shall be deemed to be equal to 97% of the Conversion Value on such Trading Day.
     “TSX” means the Toronto Stock Exchange.
     “Volume-Weighted Average Price” per Common Share on any Trading Day means such price as displayed on Bloomberg (or any successor service) page NXG <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such Trading Day, or, if such price is not available, the market value per Common Share on such Trading Day as determined by a nationally recognized investment banking firm retained for this purpose by the Company.
1.02 Other Definitions.

Term	Defined in Section
“Additional Amounts”	4.06
“Applicable Price”	10.15	(D)
“Clause A Distribution”	10.06	(C)
“Clause B Distribution”	10.06	(C)
“Clause C Distribution”	10.06	(C)
“Conversion Agent”	2.03
“Daily Measurement Value”	1.01
“Delisting Event”	1.01
“Distributed Property”	10.06	(C)
“Effective Date”	10.15	(A)
“Event of Default”	6.01
“Excluded Holder”	4.06	(A)
“Excluded Taxes”	4.06	(B)
“Full Physical Settlement”	10.02	(C)
“Full Physical Settlement Election”	10.02	(C)
“Fundamental Change Notice”	3.02	(B)
“Fundamental Change Purchase Date”	3.02	(A)
“Fundamental Change Purchase Price”	3.02	(A)
“Fundamental Change Purchase Offer”	3.02	(A)
“Global Security”	2.01
“Ineligible Consideration”	10.12
“Listed Stock Business Combination”	1.01
“Make-Whole Applicable Increase”	10.15	(B)
“Make-Whole Conversion Period”	10.15	(A)
“Maximum Conversion Rate”	10.15	(B)
“Merger Event”	10.12
“Notice of Default”	6.01
“Notice of Election”	3.03	(B)
“Notice of Redemption”	3.04
“Participants”	2.15	(A)
“Physical Securities”	2.01
“Redemption Price”	3.03	(A)
“Reference Property”	10.12
“Registrar”	2.03
“Security Measurement Period”	10.01	(B)(ii)
“Specified Cash Amount”	10.02	(A)
“Spin-Off”	10.06	(C)
“Tax Redemption”	3.03	(A)
“Trading Price Condition”	10.01	(B)(ii)
“Trigger Event”	10.06	(C)

1.03 Nature of the Supplemental Indenture.
     This First Supplemental Indenture supplements the Base Indenture and does, and shall be deemed to, form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes.
1.04 Rules of Construction.
     Unless the context otherwise requires:
     (i) a term has the meaning assigned to it;
     (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;
     (iii) “or” is not exclusive;
     (iv) “including” means “including without limitation”;
     (v) words in the singular include the plural and in the plural include the singular;
     (vi) provisions apply to successive events and transactions;
     (vii) the term “interest” means any interest payable under the terms of the Securities and includes Additional Amounts, if any, as set forth in Section 4.06;
     (viii) the term “principal” means the principal of any Security payable under the terms of such Securities, unless the context otherwise requires;
     (ix) “herein,” “hereof” and other words of similar import refer to this First Supplemental Indenture as a whole and not to the Base Indenture or any particular Article, Section or other subdivision of this First Supplemental Indenture; and

     (x) references to currency shall mean the lawful currency of the United States of America, unless the context requires otherwise.
1.05 Relationship with Base Indenture.
     The terms and provisions contained in the Base Indenture shall constitute, and are hereby expressly made, a part of this Supplemental Indenture, and the Company and the Trustee, by their execution and delivery of this Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of the Base Indenture conflicts with the express provisions of this Supplemental Indenture, the provisions of this Supplemental Indenture shall govern and be controlling.
     The Trustee accepts the amendments of the Base Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Base Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee in the performance of the trust created by the Base Indenture, and without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (a) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (b) the proper authorization hereof by the Company, (c) the due execution hereof by the Company or (d) the consequences (direct or indirect and whether deliberate or inadvertent) of any amendment herein provided for, and the Trustee makes no representation with respect to any such matters.
II. THE SECURITIES
2.01 Form and Dating.
     Pursuant to Article III of the Base Indenture, there is hereby established the Securities having the terms set forth in the Base Indenture as supplemented, amended or replaced by the terms of this Supplemental Indenture and as set forth in the Securities. The Securities shall be substantially in the form set forth in Exhibit A, which is incorporated in and forms a part of this First Supplemental Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage; provided that such notations, legends or endorsements are in a form reasonably acceptable to the Company. Each Security shall be dated the date of its authentication. The Trustee’s certificate of authentication shall be substantially in the form set forth in Section 2.02 of the Base Indenture.
     The Securities shall be issued initially in the form of one or more Global Securities, substantially in the form set forth in Exhibit A (the “Global Security”), deposited with the Trustee, as custodian for the Depositary, registered in the name of the Depositary or a nominee thereof, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, as hereinafter provided; provided that except as set forth in Section 2.02, the aggregate principal amount of the Global Security or Securities shall not exceed $170,000,000.
     Securities issued in exchange for interests in a Global Security pursuant to Section 2.15 may be issued in the form of permanent certificated Securities in registered form in substantially the form set forth in Exhibit A (the “Physical Securities”).
2.02 Execution and Authentication.
     One duly authorized Officer shall sign the Securities for the Company by manual or facsimile signature.
     A Security’s validity shall not be affected by the failure of an Officer whose signature is on such Security to hold, at the time the Security is authenticated, the same office at the Company.
     A Security shall not be valid until duly authenticated by the manual or facsimile signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this First Supplemental Indenture.
     Upon a written order of the Company signed by one Officer of the Company, the Trustee shall authenticate Securities for original issue in the aggregate principal amount of $170,000,000. The aggregate principal amount of Securities Outstanding at any time may not exceed $170,000,000 except as provided in this Section 2.02.
     The Company may, without the consent of Holders of the Securities, increase the aggregate principal amount of Securities by issuing additional Securities in the future on the same terms and conditions, except for any difference in the issue price and interest accrued prior to the issue date of the additional Securities; provided that if such additional Securities have the same CUSIP number as the Securities initially issued hereunder, such additional Securities must constitute part of the same issue as the Securities initially issued hereunder for Canadian and U.S. federal income tax purposes (as evidenced by Opinions of Counsel of nationally recognized Canadian and U.S. tax counsel respectively). The Securities initially issued hereunder and any such additional Securities shall rank equally and ratably and shall be treated as a single series of debt securities for all purposes under this First Supplemental Indenture.
     The Trustee shall act as the initial Authenticating Agent. Thereafter, the Trustee may appoint an Authenticating Agent acceptable to the Company to authenticate Securities as set forth in Section 6.12 of the Base Indenture. An Authenticating Agent may authenticate

Securities whenever the Trustee may do so. Each reference in this First Supplemental Indenture to authentication by the Trustee includes authentication by such Authenticating Agent.
     If a written order of the Company pursuant to this Section 2.02 has been, or simultaneously is, delivered, any instructions by the Company to the Trustee with respect to endorsement, delivery or redelivery of a Security issued in global form shall be in writing but need not comply with Section 13.02 hereof and need not be accompanied by an Opinion of Counsel.
     The Securities shall be issuable only in registered form without interest coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.
2.03 Registrar, Paying Agent, Bid Solicitation Agent and Conversion Agent.
     The Company shall maintain, or shall cause to be maintained, (i) an office or agency in The Borough of Manhattan, The City of New York, where Securities may be presented for registration of transfer or for exchange (“Registrar”), (ii) a Paying Agent office or agency in The Borough of Manhattan, The City of New York, where Securities may be presented for payment and (iii) an office or agency in the Borough of Manhattan, The City of New York, where Securities may be presented for conversion (“Conversion Agent”). The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may appoint or change one or more co-Registrars, one or more additional paying agents and one or more additional conversion agents without notice and may act in any such capacity on its own behalf. The term “Registrar” includes any co-Registrar; the term “Paying Agent” includes any additional paying agent; and the term “Conversion Agent” includes any additional conversion agent.
     The Company shall enter into an appropriate agency agreement with any agent not a party to this First Supplemental Indenture. Such agency agreement shall implement the provisions of this First Supplemental Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any agent not a party to this First Supplemental Indenture. If the Company fails to maintain a Registrar, Paying Agent, Bid Solicitation Agent or Conversion Agent, the Trustee shall act as such.
     The Company initially appoints the Trustee as Paying Agent, Registrar, Bid Solicitation Agent and Conversion Agent. The Bid Solicitation Agent and the Conversion Agent shall have no liability for information provided to such Persons by the Company or by any securities dealers in connection with this First Supplemental Indenture, and the Bid Solicitation Agent and the Conversion Agent shall have all of the rights and protections of the Trustee set forth in the Indenture. The Bid Solicitation Agent and the Conversion Agent shall have no liability for the calculations performed by the Company.

2.04 Paying Agent to Hold Money in Trust.
     Each Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all moneys held by the Paying Agent for the payment of the Securities, and shall notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and account for any funds so paid by it. Upon payment over to the Trustee, the Paying Agent shall have no further liability for such money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as Paying Agent.
2.05 [Reserved]
2.06 Transfer and Exchange.
     Subject to Section 2.15 hereof, where Securities are presented to the Registrar with a request to register their transfer or to exchange them for an equal principal amount of Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange in accordance with the terms of the Indenture. To permit registrations of transfer and exchanges, the Trustee shall authenticate Securities at the Registrar’s request or upon the Trustee’s receipt of a Company Order therefor. The Company, the Registrar or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security for which a Purchase Notice has been delivered, and not withdrawn, in accordance with this First Supplemental Indenture, except the unrepurchased portion of Securities being repurchased in part.
     No service charge shall be made for any transfer, exchange or conversion of Securities, but the Company and the Registrar may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Securities, other than exchanges pursuant to Sections 2.10, 3.02, 9.05 or 10.02, not involving any transfer.
2.07 Ranking.
     The indebtedness of the Company arising under or in connection with this First Supplemental Indenture and every Outstanding Security issued under this First Supplemental Indenture from time to time constitutes and will constitute a senior unsecured obligation of the Company, ranking equally with other existing and future senior unsecured indebtedness of the Company and ranking senior to any existing or future subordinated indebtedness of the Company.
2.08 Outstanding Securities.

     If a Security is converted in accordance with Article X then, from and after the time of such conversion on the Conversion Date, such Security shall cease to be Outstanding, and interest, if any, shall cease to accrue on such Security unless there shall be a Default in the payment or delivery of the consideration payable and/or deliverable hereunder upon such conversion.
2.09 [Reserved]
2.10 Temporary Securities.
     Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of a Company Order therefor, authenticate temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee, upon receipt of a Company Order therefor, shall authenticate definitive Securities in exchange for temporary Securities. Until so exchanged, each temporary Security shall in all respects be entitled to the same benefits under this First Supplemental Indenture as definitive Securities, and such temporary Security shall be exchangeable for definitive Securities in accordance with the terms of this First Supplemental Indenture.
2.11 Cancellation.
     The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar, Paying Agent and Conversion Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange, payment or conversion. The Trustee shall promptly cancel all Securities surrendered for transfer, exchange, payment, conversion or cancellation in accordance with its customary procedures. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation or that any Holder has converted pursuant to Article X. All cancelled Securities held by the Trustee shall be disposed of in accordance with its customary procedure for the disposal of cancelled securities, and certification of such disposal shall be delivered by the Trustee to the Company unless the Company shall, by a Company Order, direct that cancelled Securities be returned to it prior to the destruction of such securities.
2.12 [Reserved]
2.13 CUSIP Numbers.
     The Company in issuing the Securities may use one or more “CUSIP” numbers, and, if so, the Trustee shall use the CUSIP numbers in notices as a convenience to Holders; provided,

however, that no representation is hereby deemed to be made by the Trustee as to the correctness or accuracy of the CUSIP numbers printed on the notice or on the Securities; provided further that reliance may be placed only on the other identification numbers printed on the Securities, and the effectiveness of any such notice shall not be affected by any defect in, or omission of, such CUSIP numbers. The Company shall promptly notify the Trustee of any change in the CUSIP numbers.
2.14 Deposit of Moneys.
     Prior to 4:00 P.M., New York City time, on the Business Day immediately preceding each Interest Payment Date, or the date on which any cash is required to be paid to Holders upon conversion of Securities pursuant to Section 10.02(A) and (ii) 10:00 A.M., New York City time, on the Maturity Date or any Fundamental Change Purchase Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on such date, sufficient to make cash payments, if any, due on such Interest Payment Date, the Maturity Date or such Fundamental Change Purchase Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date, the Maturity Date or such Fundamental Change Purchase Date, as the case may be.
     If any Interest Payment Date, the Maturity Date or any Fundamental Change Purchase Date falls on a date that is not a Business Day, the payment due on such Interest Payment Date, the Maturity Date or such Fundamental Change Purchase Date, as the case may be, shall be postponed until the next succeeding Business Day, and no interest or other amount shall accrue as a result of such postponement.
2.15 Book-Entry Provisions for Global Securities.
     (A) The Global Securities initially shall (1) be registered in the name of the Depositary or the nominee of the Depositary and (2) be delivered to the Trustee as custodian for the Depositary.
     Members of, or participants in, the Depositary (“Participants”) shall have no rights under this First Supplemental Indenture with respect to any Global Security held on their behalf by the Depositary, or the Trustee as its custodian, or under the Global Security, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

     (B) Transfers of Global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. In addition, one or more Physical Securities shall be transferred to beneficial owners, as identified by the Depositary, in exchange for their beneficial interests in Global Securities only if (1) the Depositary notifies the Company that the Depositary is unwilling or unable to continue as depositary for any Global Security, or the Depositary ceases to be a “clearing agency” registered under Section 17A of the Exchange Act, and, in either case, a successor Depositary is not appointed by the Company within ninety (90) days of such notice or cessation or (2) an Event of Default has occurred and is continuing and the Registrar has received a written request from the beneficial owner of the relevant Securities to issue Physical Securities.
     (C) In connection with the transfer of a Global Security in its entirety to beneficial owners pursuant to Section 2.15(B), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall upon written instructions from the Company authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Physical Securities of authorized denominations.
     (D) The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this First Supplemental Indenture or the Securities.
     (E) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on the transfer of any interest in any Securities imposed under this First Supplemental Indenture or under applicable law (including any transfers between or among Participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this First Supplemental Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
     (F) Neither the Trustee nor any Securities Agent shall have any responsibility for any actions taken or not taken by the Depositary.
III. REDEMPTION AND REPURCHASE
3.01 No Sinking Fund.
     No sinking fund is provided for the Securities.

3.02 Offer to Purchase Upon a Fundamental Change.
     (A) If a Fundamental Change occurs, the Company will be required to make an offer to purchase for cash (a “Fundamental Change Purchase Offer”) all Outstanding Securities on a date selected by the Company (the “Fundamental Change Purchase Date”), which shall be no later than thirty five (35) business days, nor earlier than twenty (20) business days, after the date the Fundamental Change Notice is mailed in accordance with Section 3.02(B), at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities (or portions thereof) to be so repurchased, plus, except as stated below in this Section 3.02, accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”), if such Securities are Physical Securities, upon:
     (i) delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice, no later than the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, of a Purchase Notice, in the form set forth in the Securities or any other form of written notice substantially similar thereto, in each case, duly completed and signed, with appropriate signature guarantee, stating:
     (a) the certificate number(s) of the Securities which the Holder will deliver to be repurchased;
     (b) the principal amount of Securities to be repurchased, which must be $1,000 or an integral multiple thereof; and
     (c) that such principal amount of Securities are to be repurchased pursuant to the terms and conditions specified in this Section 3.02; and
     (ii) delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice, at any time after the delivery of such Purchase Notice, of such Securities (together with all necessary endorsements) with respect to which the Fundamental Change Purchase Offer is being exercised;
Upon such delivery of Securities to the Company (if it is acting as its own Paying Agent) or such Paying Agent, such Holder shall be entitled to receive, upon request, from the Company or such Paying Agent, as the case may be, a nontransferable receipt of deposit evidencing such delivery.

     If such Fundamental Change Purchase Date is after a Regular Record Date for the payment of an installment of interest and on or before the corresponding Interest Payment Date, then the full amount of accrued and unpaid interest, if any, to, but excluding, such Interest Payment Date shall be paid on such Interest Payment Date to the Holder of record of such Securities at the close of business on such Regular Record Date (without any surrender of such Securities by such Holder), and the Fundamental Change Purchase Price shall not include any accrued but unpaid interest.
     Notwithstanding anything herein to the contrary, any Holder that has delivered the Purchase Notice contemplated by this Section 3.02(A) to the Company (if it is acting as its own Paying Agent) or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice shall have the right to withdraw such Purchase Notice by delivery, at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date (or, if there shall be a Default in the payment of the Fundamental Change Purchase Price, at any time during which such Default is continuing), of a written notice of withdrawal to the Company (if acting as its own Paying Agent) or the Paying Agent, which notice shall contain the information specified in Section 3.02(B)(x).
     The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.
     If such Securities are held in book-entry form through the Depositary, the delivery of any Purchase Notice, Fundamental Change Notice or notice of withdrawal pursuant to Section 3.02(B)(x) shall comply with applicable procedures of the Depositary.
     (B) Within 30 calendar days after the Company obtains knowledge of the occurrence of a Fundamental Change, the Company shall mail, or cause to be mailed, to all Holders of the Securities at their addresses shown in the register of the Registrar, and to beneficial owners as required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof. The Company shall deliver a copy of the Fundamental Change Notice to the Trustee, and the Company shall publicly release, through a reputable national newswire service, such Fundamental Change Notice. Each Fundamental Change Notice shall state:
     (i) the events causing the Fundamental Change;
     (ii) the date of such Fundamental Change;
     (iii) the Fundamental Change Purchase Date;

     (iv) the last date on which the Fundamental Change Purchase Offer may be exercised, which shall be the Business Day immediately preceding the Fundamental Change Purchase Date;
     (v) the Fundamental Change Purchase Price;
     (vi) the names and addresses of the Paying Agent and the Conversion Agent;
     (vii) the procedures which a Holder must follow to exercise the Fundamental Change Purchase Offer;
     (viii) that the Fundamental Change Purchase Price for any Security as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but in no event after the later of such Fundamental Change Purchase Date and the time of book-entry transfer or delivery of the Security (together with all necessary endorsements); provided, however, that if such Fundamental Change Purchase Date is after a Regular Record Date for the payment of an installment of interest and on or before the corresponding Interest Payment Date, then the accrued and unpaid interest, if any, to, but excluding, such Interest Payment Date will be paid on such Interest Payment Date to the Holder of record of such Security at the close of business on such Regular Record Date (without any surrender of such Securities by such Holder) and the Fundamental Change Purchase Price shall not include any accrued and unpaid interest;
     (ix) that, except as otherwise provided herein with respect to a Fundamental Change Purchase Date that is after a Regular Record Date for the payment of an installment of interest and on or before the related Interest Payment Date, on and after such Fundamental Change Purchase Date (unless there shall be a Default in the payment of the Fundamental Change Purchase Price), interest on Securities subject to the Fundamental Change Purchase Offer will cease to accrue, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the Fundamental Change Purchase Price;
     (x) that a Holder will be entitled to withdraw its election in the Purchase Notice prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, or such longer period as may be required by law, by means of a letter or telegram, telex or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its election to have Securities purchased by the Company on such Fundamental Change Purchase Date pursuant to a Fundamental Change Purchase Offer, (III) the certificate number(s) of such Securities to be so withdrawn, if such Securities are Physical Securities, (IV) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with this Section 3.02, which amount must be $1,000 or an integral multiple thereof; provided, however, that if there shall be a Default in the payment of the Fundamental Change Purchase Price, a Holder shall be entitled to withdraw its election in the Purchase Notice at any time during which such Default is continuing;
     (xi) the Conversion Rate and any adjustments to the Conversion Rate that will result from such Fundamental Change;
     (xii) that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.02; and
     (xiii) the CUSIP number or numbers, as the case may be, of the Securities.
     At the Company’s request, upon prior notice reasonably acceptable to the Trustee, the Trustee shall mail such Fundamental Change Notice in the Company’s name and at the Company’s expense; provided, however, that the form and content of such Fundamental Change Notice shall be prepared by the Company.
     No failure of the Company to give a Fundamental Change Notice shall limit any Holder’s right pursuant hereto to exercise a Fundamental Change Purchase Offer.
     (C) Subject to the provisions of this Section 3.02, the Company shall pay, or cause to be paid, the Fundamental Change Purchase Price with respect to each Security as to which the Fundamental Change Purchase Offer shall have been exercised to the Holder thereof as promptly as practicable, but in no event later than the later of the Fundamental Change Purchase Date and the time of book-entry transfer or when such Security is surrendered to the Paying Agent; provided, however, that if such Fundamental Change Purchase Date is after a Regular Record Date for the payment of an installment of interest and on or before the related Interest Payment Date, then the accrued and unpaid interest, if any, to, but excluding, such Interest Payment Date will be paid on such Interest Payment Date to the Holder of record of such Security at the close of business on such Regular Record Date and the Fundamental Change Purchase Price shall not include any accrued and unpaid interest.
     (D) The Company shall, in accordance with Section 2.14, deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on the Business Day immediately preceding the Fundamental Change Purchase Date, sufficient to pay the Fundamental Change Purchase Price pursuant to the Fundamental Change Purchase Offer for all of the Securities that are to be repurchased by the Company on such Fundamental Change Purchase Date pursuant to a Fundamental Change Purchase Offer. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.
     (E) Once the Fundamental Change Notice and the Purchase Notice have been duly given in accordance with this Section 3.02, the Securities to be repurchased pursuant to a Fundamental Change Purchase Offer shall, on the Fundamental Change Purchase Date, become due and payable in accordance herewith, and, on and after such date (unless there shall be a Default in the payment of the Fundamental Change Purchase Price), except as otherwise provided herein with respect to a Fundamental Change Purchase Date that is after a Regular Record Date for the payment of an installment of interest and on or before the related Interest Payment Date, such Securities shall cease to bear interest (whether or not book-entry transfer of the Securities has been made or the Securities have been delivered to the Paying Agent), and all rights of the relevant Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, such consideration and any other applicable rights under those sections set forth in the proviso in Section 8.01.
     (F) Securities with respect to which a Purchase Notice has been duly delivered in accordance with this Section 3.02 may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.02.
     (G) If any Security shall not be paid upon book-entry transfer or surrender thereof pursuant to the Fundamental Change Purchase Offer, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest, payable in cash, at the rate borne by such Security on the principal amount of such Security, and such Security shall be convertible pursuant to Article X if any Purchase Notice with respect to such Security is withdrawn pursuant to this Section 3.02.
     (H) Any Security which is to be submitted for purchase pursuant to the Fundamental Change Purchase Offer only in part shall be delivered pursuant to this Section 3.02 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing, with a medallion guarantee), and the Company shall promptly execute, and the Trustee shall promptly authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not duly submitted for purchase pursuant to the Fundamental Change Purchase Offer.
     (I) Notwithstanding anything herein to the contrary, except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Purchase Price, there shall be no purchase of any Securities pursuant to this Section 3.02 on a Fundamental Change Purchase Date if, on such date, the principal amount of the Securities shall have been accelerated in accordance with this First Supplemental Indenture and such acceleration shall not have been rescinded on or prior to such date in accordance with this First Supplemental Indenture. The Paying Agent will promptly return to the respective Holders thereof any Securities held by it during the continuance of such an acceleration.
     (J) In connection with any Fundamental Change Purchase Offer, the Company shall, to the extent applicable (i) comply with all applicable tender offer rules under the Exchange Act, including Rule 13e-4 and Regulation 14E thereunder, and with all other applicable laws; (ii) file a Schedule TO or any other schedules required under the Exchange Act or any other applicable laws; and (iii) otherwise comply with all applicable United States federal and state securities laws in connection with any offer by the Company to purchase the Securities.
3.03 Redemption for Tax Reasons; Notices to Trustee; Notice of Election.
     (A) The Company may, at its option, redeem the Securities, in whole but not in part, at a price (the “Redemption Price”) equal to 100% of the principal amount of the Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date, if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after October 5, 2010 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after October 5, 2010 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) (such redemption, a “Tax Redemption”); provided that the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts. In such event, the Company will give the Trustee and the Holders of the Securities notice of this Tax Redemption pursuant to Section 3.04.
     (B) Upon receiving a Notice of Redemption, each Holder who does not wish to have the Company redeem any of its Securities pursuant to this Section 3.03 can elect to (A) convert its Securities pursuant to Article X of this First Supplemental Indenture or (B) not have its

Securities redeemed, provided that after such Redemption Date, such Holders shall be deemed to be Excluded Holders in respect of any payment of interest or principal with respect to the Securities after such Redemption Date, and no Additional Amounts will be payable by the Company in respect of any such payment after such Redemption Date. Securities and portions of Securities that are to be redeemed are convertible by the Holder until 5:00 p.m., New York City time, on the Business Day immediately preceding the Redemption Date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required by law to be deducted or withheld.
     Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article X but wishes to elect to not have its Securities redeemed pursuant to clause (B) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Notice of Redemption, a written notice of election upon Tax Redemption (the “Notice of Election”) on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.
     A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the Notice of Redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.
     If the Securities are held in book-entry form through the Depositary, the delivery of any Notice of Redemption, Notice of Election or notice of withdrawal pursuant to this Section 3.03 shall comply with applicable procedures of the Depositary.
3.04 Notice of Redemption.
     At least 30 days but not more than 60 days before a Redemption Date in connection with a Tax Redemption, the Company shall provide a notice of redemption to the Trustee and to each Holder of Securities to be redeemed at such Holder’s address kept by the Security Registrar (a “Notice of Redemption”); provided that (a) in no event will the Company be obligated to give any Notice of Redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts and (b) at the time the Company gives the Notice of Redemption, the circumstances creating its obligation to pay such Additional Amounts remain in effect.
     The Notice of Redemption shall identify the Securities to be redeemed and shall state:

     (i) the Redemption Date;
     (ii) the Redemption Price;
     (iii) the then current Conversion Rate;
     (iv) the name and address of the Paying Agent and Conversion Agent;
     (v) that Securities called for redemption may be converted at any time prior to 5:00 p.m., New York City time, on the Business Day preceding the Redemption Date;
     (vi) that Holders who want to convert their Securities must satisfy the requirements set forth in Article X of this First Supplemental Indenture;
     (vii) that Securities called for redemption must be surrendered to the Paying Agent for cancellation to collect the Redemption Price;
     (viii) that, unless the Company defaults in making payment of such Redemption Price, or the Holder provides the notice specified in Section 3.03(B), any interest (including Additional Amounts, if any) on Securities called for redemption will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the Redemption Price upon presentation and surrender to the Paying Agent of the Securities;
     (ix) the CUSIP number(s) of the Securities;
     (x) that Holders may elect not to have their Securities redeemed or converted and the procedures for delivering a Notice of Election; and
     (xi) any other information the Company wants to present.
     At the Company’s request, the Trustee shall give the Notice of Redemption in the Company’s name and at the Company’s expense; provided, however, that the Company makes such request at least five Business Days (unless a shorter period shall be satisfactory to the Trustee, as applicable) prior to the date by which such Notice of Redemption must be given to Holders in accordance with this Section 3.04; provided, further, that the text of the Notice of Redemption shall be prepared by the Company.
3.05 Effect of Notice of Redemption.
     Once Notice of Redemption is given, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price stated in the notice, except for Securities which are converted in accordance with the terms of this Indenture. Upon surrender to the Paying Agent, such redeemed Securities shall be paid at the Redemption Price stated in the notice. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.
     If a Redemption Date is after a Regular Record Date for the payment of an installment of interest and on or before to the corresponding Interest Payment Date, then the full amount of accrued and unpaid interest, if any, to, but excluding, such Interest Payment Date shall be paid on such Interest Payment Date to the Holder of record of such Security at the close of business on such Regular Record Date (without any surrender of such Securities by such Holder), and the amount paid to the Holder who presents the Security for redemption shall not include any accrued but unpaid interest.
3.06 Deposit of Redemption Price.
     Prior to 10:00 A.M., New York City time on the Redemption Date, the Company shall deposit with the Paying Agent an amount of cash (in immediately available funds) sufficient to pay the aggregate Redemption Price of all Securities (or portions thereof) to be redeemed on the Redemption Date, other than Securities or portions of Securities called for redemption which on or prior thereto have been delivered by the Company to the Trustee for cancellation or have been converted or with respect to which the Holder provides the notice specified in Section 3.03(B).
     If, on the Redemption Date, the Paying Agent holds, in accordance with the terms of this Indenture, cash sufficient to pay the Redemption Price of any Securities for which Notice of Redemption has been given, then on and after the applicable Redemption Date, such Securities will cease to be Outstanding and interest (including Additional Amounts, if any) on such Securities will cease to accrue (whether or not book-entry transfer of such Securities is made or whether or not such Securities are delivered to the Paying Agent), and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Redemption Price upon delivery of such Securities). Nothing herein shall preclude the withholding of any taxes required by law to be withheld or deducted.
3.07 Securities Redeemed in Part.

     Any Security which is to be redeemed only in part shall be surrendered at the office of the Paying Agent, and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security, without charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate principal amount equal to the unredeemed portion of the Security surrendered.
3.08 Repayment to the Company.
     To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 3.06 exceeds the aggregate Redemption Price of the Securities or portions thereof which the Company is redeeming as of the Redemption Date, then, promptly after the Redemption Date, the Paying Agent shall return any such excess to the Company. If such money is then held by the Company or an Affiliate of the Company in trust and is not required for such purpose, it shall be discharged from such trust.
3.09 Other Repurchases.
     The Company may, from time to time, at its option (and nothing contained in this Indenture shall limit the Company’s right to), repurchase the Securities in open market purchases or negotiated transactions, without any prior notice to any Holders, provided that in exercising its right under this Section 3.09, the Company complies with all applicable federal and state securities laws.
IV. COVENANTS
4.01 Payment of Securities.
     The Company shall pay all amounts due with respect to the Securities on the dates and in the manner provided in the Securities and this First Supplemental Indenture. All such amounts shall be considered paid on the date due if the Paying Agent holds (or, if the Company is acting as Paying Agent, the Company has segregated and holds in trust in accordance with Section 2.04) on that date money sufficient to pay the amount then due with respect to the Securities (unless there shall be a Default in the payment of such amounts to the respective Holder(s)). The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (i) in the case of a Global Security, by wire transfer of immediately available funds to the account designated by the Depositary or its nominee; (ii) in the case of a Physical Security by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (iii) in the case of a

Physical Security that is held by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar.
     The Company shall pay, in cash, interest on any overdue amount (including, to the extent permitted by applicable law, overdue interest) at the rate borne by the Securities.
4.02 Maintenance of Office or Agency.
     The Company will maintain, or cause to be maintained, in The Borough of Manhattan, The City of New York, an office or agency (which may be an office of the Trustee or an Affiliate of the Trustee, Registrar or co-Registrar) where Securities may be surrendered for registration of transfer or exchange, payment or conversion. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain, or fail to cause to maintain, any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations and surrenders may be made or served at the Corporate Trust Office. The Company will maintain, or cause to be maintained, in the Borough of Manhattan, The City of New York, an office or agency where notices and demands to or upon the Company in respect of the Securities and this First Supplemental Indenture may be served, provided that such office or agency may instead be at the principal office of the Company located in the United States.
     The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.
     The Company hereby designates the Corporate Trust Office as an agency of the Company in accordance with Section 2.03.
4.03 Annual Reports.
     (A) [Reserved]
     (B) The Company shall deliver to the Trustee, no later than the time such report is required to be filed with the Commission pursuant to the Exchange Act (currently Form 40-F in the case of its annual report), a copy of each report the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), and shall otherwise comply with the requirements of TIA § 314(a).
     (C) The Company shall promptly furnish to the Trustee copies of its annual report to shareholders, containing audited financial statements, and any other financial reports which it furnishes to its shareholders.
     (D) Delivery of such reports, information and documents to the Trustee pursuant to this Section 4.03 is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificates).
4.04 Compliance Certificate.
     The Company shall deliver to the Trustee, within one hundred and twenty (120) calendar days after the end of each fiscal year of the Company, a certificate of two (2) or more Officers stating whether or not the signatories to such Officer’s Certificate have actual knowledge of any Default or Event of Default by the Company in performing any of its obligations under this First Supplemental Indenture or the Securities. If such signatories do know of any such Default or Event of Default, then such certificate shall describe the Default or Event of Default and its status. The fiscal year of the Company currently ends on December 31 of each year.
4.05 [Reserved]
4.06 Additional Amounts.
     All payments made by or on behalf of the Company under or with respect to the Securities, including by way of delivering Common Shares or cash on conversion, if applicable, will be made free and clear of, and without withholding or deduction for, or on account of, any Canadian Taxes, unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If the Company is so required to withhold or deduct any amount for, or on account of, Canadian Taxes from any payment made under or with respect to the Securities, the Company will make such withholding or deduction and pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (other than an Excluded Holder) after such withholding or deduction (including any withholding or deduction required to be made in respect of any Additional Amounts) will not be less than the amount the Holder (other than an Excluded Holder) would have received if such Canadian Taxes had not been withheld or deducted and similar payments (the term “Additional Amounts” shall also include any such similar payments) will also be made by the Company to Holders (other than Excluded Holders) of Securities that are exempt from withholding but are required to pay

Canadian Taxes directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:
     (A) a payment made to a Holder or former Holder of Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:
     (i) with which the Company does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment;
     (ii) that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee and the Holders of the Securities then Outstanding of such imposition or change, as the case may be, and provide the Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or
     (iii) that is subject to such Canadian Taxes by reason of its carrying on a trade or business in Canada or any province or territory thereof, having a permanent establishment in any such jurisdiction, being organized under the laws of any such jurisdiction, being or being deemed to be resident in any such jurisdiction or otherwise being connected with any such jurisdiction otherwise than by the mere holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder; or
     (B) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).
     The Company will (A) make such withholding or deduction for Canadian Taxes (other than Excluded Taxes in respect of payments made to a Holder (other than an Excluded Holder) under or with respect to the Securities) and (B) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

     The Company will furnish to the Trustee, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, certified copies of tax receipts evidencing such payment by the Company.
     The Company will indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder) from any Canadian Taxes (other than Excluded Taxes) levied or imposed as a result of payments made under or with respect to the Securities, any liability (including penalties, interest and expenses arising therefrom or with respect thereto) and any Canadian Taxes (other than Excluded Taxes) levied or imposed on the Holder with respect to any indemnity payment or reimbursement.
     Additional Amounts will be paid, as applicable, in cash semi-annually on the applicable April 1 or October 1, on the Maturity Date, on any Redemption Date, on a Conversion Date or on any Fundamental Change Purchase Date.
     Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under, or with respect to, any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.06 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. Whenever in this Indenture there is mentioned, in any context, the “accrued and unpaid interest” payable under, or with respect to, any Security, such mention shall be deemed to include mention of the accrued and unpaid Additional Amounts on such Security, if any.
     Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 4.06 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.
4.07 Notice of Default.
     Upon the Company becoming aware of the occurrence of any Default or Event of Default, the Company shall give prompt written notice of such Default or Event of Default, and any remedial action proposed to be taken, to the Trustee.
4.08 Further Instruments and Acts.
     Upon request of the Trustee, the Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this First Supplemental Indenture.

V. SUCCESSORS
5.01 When Company May Merge, etc.
     The Company shall not consolidate or amalgamate with, or merge with or into, or be a party to a statutory arrangement, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of the consolidated property or assets of the Company to another Person, whether in a single transaction or series of related transactions, unless (i) the Company is the continuing corporation or such other Person is a corporation organized and existing under the laws of the United States of America, any state of the United States of America or the District of Columbia of the laws of Canada or any province or territory thereunder, and such other Person assumes by supplemental indenture all the obligations of the Company under the Securities and this First Supplemental Indenture and (ii) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall exist.
     For purposes of this Section 5.01, the sale, transfer, lease, conveyance or disposition of all or substantially all of the properties or assets of one or more Subsidiaries of the Company to another Person, which properties or assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties or assets of the Company on a consolidated basis, shall be deemed to be the sale, transfer, lease, conveyance or disposition of all or substantially all of the consolidated properties or assets of the Company to another Person.
     The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officer’s Certificate to the foregoing effect and an Opinion of Counsel (which may rely upon such Officer’s Certificate as to the absence of Defaults and Events of Default) stating that the proposed transaction and such supplemental indenture will, upon consummation of the proposed transaction, comply with this First Supplemental Indenture.
5.02 Successor Substituted.
     In case of any consolidation, amalgamation, statutory arrangement or merger in which the Company is not the surviving Person or any sale, transfer, lease, conveyance or other disposition of all or substantially all of the consolidated property or assets of the Company and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Securities, the due and punctual payment of the Fundamental Change Purchase Price with respect to all Securities repurchased on each Fundamental Change Purchase Date, the due and punctual payment of the Redemption Price with respect to all Securities redeemed pursuant to a Tax Redemption on each Redemption Date, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Securities and the due and punctual performance of all of the covenants and conditions of this First Supplemental Indenture and the Securities to be performed by the

Company, such successor Person shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the party of the first part, except in the case of a lease of all or substantially all of the Company’s consolidated properties or assets. Such successor Person thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Securities issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this First Supplemental Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Securities that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Securities that such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Securities so issued shall in all respects have the same legal rank and benefit under this First Supplemental Indenture as the Securities theretofore or thereafter issued in accordance with the terms of this First Supplemental Indenture as though all of such Securities had been issued at the date of the execution hereof. In the event of any such consolidation, merger or any sale, transfer, conveyance or other disposition (but not in the case of a lease), upon compliance with this Article V the Person named as the “Company” in the first paragraph of this First Supplemental Indenture, or any successor that shall thereafter have become such in the manner prescribed in this Article V, may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease and subject to Section 8.02 of the Base Indenture (as amended by Section 14.08 of this First Supplemental Indenture), such Person shall be released from its liabilities as obligor and maker of the Securities and its obligations under this First Supplemental Indenture shall terminate.
     In case of any such consolidation, amalgamation, merger, statutory arrangement or any sale, transfer, lease, conveyance or other disposition, such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.
VI. DEFAULTS AND REMEDIES
6.01 Events of Default.
     An “Event of Default” occurs if:
     (i) the Company fails to pay the principal or the Fundamental Change Purchase Price of any Security when the same becomes due and payable, whether on the Maturity Date or a Fundamental Change Purchase Date, upon acceleration or otherwise;
     (ii) the Company fails to pay an installment of interest (including Additional Amounts, if any) on any Security when due, if such failure continues for thirty (30) days after the date when due;

     (iii) the Company fails to satisfy its conversion obligations upon exercise of a Holder’s conversion rights pursuant hereto, and such failure continues for a period of 5 days;
     (iv) the Company fails to timely provide pursuant to Section 3.02(B) a Fundamental Change Notice, as required by the provisions of this First Supplemental Indenture, or fails to timely provide any notice pursuant to, and in accordance with, Section 10.01(B)(iii), Section 10.01(B)(iv) or Section 10.15(E);
     (v) the Company fails to comply with its obligations under Article V;
     (vi) the Company fails to comply with any other term, covenant or agreement set forth in the Securities or this First Supplemental Indenture and such failure continues for the period, and after the applicable notice, specified in the last paragraph of this Section 6.01;
     (vii) the Company or any of its Subsidiaries defaults in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed, in the aggregate principal amount then outstanding of ten million dollars ($10,000,000) or more, or the acceleration of indebtedness of the Company or any of its Subsidiaries for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise become due and payable and such default is not cured or waived, or such acceleration is not rescinded for the applicable period, and after the applicable notice, specified in the last paragraph of this Section 6.01;
     (viii) the Company or any of its Subsidiaries fails, within sixty (60) days, to pay, bond or otherwise discharge any final, non-appealable judgments or orders for the payment of money the total uninsured amount of which for the Company or any of its Subsidiaries exceeds fifteen million dollars ($10,000,000), which are not stayed on appeal;
     (ix) the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law, or other similar law now or hereafter in effect or otherwise, either:

     (a) commences a voluntary case,
     (b) consents to the entry of an order for relief against it in an involuntary case,
     (c) consents to the appointment of a Custodian of it or for all or substantially all of its property, or
     (d) makes a general assignment for the benefit of its creditors;
     (x) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
     (a) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company in an involuntary case or proceeding, or adjudicates the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company insolvent or bankrupt,
     (b) appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company for all or substantially all of the consolidated property of the Company or any such Significant Subsidiary or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, as the case may be, or
     (c) orders the winding up or liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, and, in the case of each of the foregoing clauses (a), (b) and (c) of this Section 6.01(x), the order or decree remains unstayed and in effect for at least sixty (60) consecutive days; or
     (xi) a Termination of Trading occurs.

     A Default under clause (vi) or (vii) above shall not be an Event of Default until (I) the Trustee notifies the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then Outstanding notify the Company and the Trustee in writing, of the Default and (II) the Default is not cured within ninety (60) days in the case of clause (vi), or within thirty (30) days in the case of clause (vii), after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.” If the Holders of at least twenty five percent (25%) in aggregate principal amount of the Outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall do so. When a Default or an Event of Default is cured, it ceases to exist for all purposes under this First Supplemental Indenture.
6.02 Acceleration.
If an Event of Default (excluding an Event of Default specified in Section 6.01(ix) or (x) with respect to the Company, but including an Event of Default specified in Section 6.01(ix) or (x) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then Outstanding by notice to the Company and the Trustee, may declare the Securities to be immediately due and payable in full. Upon such declaration, the principal of, and any accrued and unpaid interest on, all Securities shall be due and payable immediately. If an Event of Default specified in Section 6.01(ix) or (x) with respect to the Company (excluding, for purposes of this sentence, an Event of Default specified in Section 6.01(ix) or (x) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company) occurs, the principal of, and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then Outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under this Indenture have been paid.
6.03 [Reserved]
6.04 Waiver of Past Defaults.
     Subject to Sections 6.07 and 9.02, the Holders of a majority in aggregate principal amount of the Securities then Outstanding may, by notice to the Trustee, waive any past Default or Event of Default and its consequences, other than (i) a Default or Event of Default in the payment of the principal of, or interest on, any Security, or in the payment of the Fundamental Change Purchase Price, (ii) a Default or Event of Default arising from a failure by the Company to convert any Securities in accordance with this First Supplemental Indenture or (iii) any Default or Event of Default in respect of any provision of this First Supplemental Indenture or the Securities which, under Section 9.02, cannot be modified or amended without the consent of the Holder of each Outstanding Security affected. When a Default or an Event of Default is waived, it is cured and ceases to exist for all purposes under this First Supplemental Indenture.
6.05 Control by Majority.
     The Holders of a majority in aggregate principal amount of the Securities then Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this First Supplemental Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability unless the Trustee is offered indemnity reasonably satisfactory to it; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.
6.06 Limitation on Suits.
     Except with respect to any proceeding instituted in accordance with Section 6.07, a Holder shall not have any right to institute any proceeding under this First Supplemental Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under this First Supplemental Indenture unless:
     (i) the Holder gives to the Trustee written notice of a continuing Event of Default;
     (ii) the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then Outstanding make a written request to the Trustee to pursue the remedy;
     (iii) such Holder or Holders offer and, if requested, provide to the Trustee indemnity reasonably satisfactory to the Trustee against any loss, liability or expense to or of the Trustee in connection with pursuing such remedy; and
     (iv) the Trustee does not comply with the request within sixty (60) days after receipt of such notice, request and offer of indemnity, and during such sixty (60) day period, the Holders of a majority in aggregate principal amount of the Securities then Outstanding do not give the Trustee a direction inconsistent with the request.

     A Holder may not use this First Supplemental Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.
6.07 Rights of Holders to Receive Payment and to Convert Securities.
     Notwithstanding any other provision of this First Supplemental Indenture, the right of any Holder to receive payment of all amounts (including any principal, interest, the Fundamental Change Purchase Price or the Redemption Price) due with respect to the Securities, on or after the respective due dates as provided herein and subject to the terms set forth in the Indenture, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.
     In addition, notwithstanding any other provision of this First Supplemental Indenture, the right of any Holder to convert the Security in accordance with this First Supplemental Indenture, or to bring suit for the enforcement of such right, shall not be impaired or affected without the consent of the Holder.
6.08 Collection Suit by Trustee.
     If an Event of Default specified in Section 6.01(i) or (ii) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount due with respect to the Securities, including any unpaid and accrued interest.
6.09 Trustee May File Proofs of Claim.
     The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee, any predecessor Trustee and the Holders allowed in any judicial proceedings relative to the Company or its creditors or properties.
     The Trustee may collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under the Indenture.

     Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
6.10 Priorities.
     If the Trustee collects any money pursuant to this Article VI, it shall pay out the money in the following order:
First:	to the Trustee for amounts due under the Indenture;

Second:	to Holders for all amounts due and unpaid on the Securities, without preference or priority of any kind, according to the amounts due and payable on the Securities; and

Third:	the balance, if any, to the Company.
     The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment by it to Holders pursuant to this Section 6.10. At least fifteen (15) days before each such record date, the Trustee shall mail to each Holder and the Company a written notice that states such record date and payment date and the amount of such payment.
6.11 Undertaking for Costs.
     In any suit for the enforcement of any right or remedy under this First Supplemental Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit other than the Trustee of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than ten percent (10%) in aggregate principal amount of the Outstanding Securities.

VII. TRUSTEE
7.01 Notice of Defaults.
     If a Default or Event of Default occurs and is continuing as to which the Trustee has received notice pursuant to the provisions of this First Supplemental Indenture, or as to which a Responsible Officer of the Trustee who shall have direct responsibility for the administration of this First Supplemental Indenture shall have actual knowledge, then the Trustee shall mail to each Holder a notice of the Default or Event of Default within thirty (30) days after receipt of such notice or after acquiring such knowledge, as applicable, unless such Default or Event of Default has been cured or waived; provided, however, that, except in the case of a Default or Event of Default in payment or delivery of any amounts due (including principal, interest, the Fundamental Change Purchase Price or the consideration due upon conversion) with respect to any Security, the Trustee may withhold such notice if, and so long as it in good faith determines that, withholding such notice is in the best interests of Holders.
7.02 Holder May Take Action Against the Company.
     Notwithstanding anything herein to the contrary, if a Holder disputes any calculation relating to the conversion of Securities into Common Shares, it may take action directly against the Company, and shall not be required to ask the Trustee to act on its behalf with respect to such disputes.
VIII. DISCHARGE OF INDENTURE
8.01 Termination of the Obligations of the Company.
     This First Supplemental Indenture shall cease to be of further effect, and the Trustee shall execute proper instruments acknowledging satisfaction and discharge of this First Supplemental Indenture, if (a) either (i) all Outstanding Securities (other than Securities replaced pursuant to Section 3.06 of the Base Indenture) have been delivered to the Trustee for cancellation or (ii) all Outstanding Securities have become due and payable at their scheduled maturity, upon conversion, Tax Redemption or pursuant to a Fundamental Change Purchase Offer, and in either case the Company irrevocably deposits, prior to the applicable due date, with the Trustee or the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) cash or, in the case of conversion, cash and/or Common Shares, if any, sufficient to pay all amounts due and owing on all Outstanding Securities (other than Securities replaced pursuant to Section 3.06 of the Base Indenture) on the Maturity Date, the relevant settlement date of any conversion or the Fundamental Change Purchase Date, as the case may be; (b) the Company pays to the Trustee all other sums payable hereunder by the Company; (c) no Default or Event of Default with respect to the Securities shall exist on the date of such deposit under clause (a)(ii) above; (d) such deposit under clause (a)(ii) above shall not result in a breach or violation of, or constitute a Default or Event of Default under, this First Supplemental Indenture; and (e) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this First Supplemental Indenture have been complied with; provided, however, that Sections 1.01, 1.02, 1.03, 1.04, 1.05, 2.02, 2.03, 2.04, 2.06, 2.08, 2.15, 3.02, 4.01, 4.02, 13.01 and 13.04, Articles

VIII, X, XI and XII of this First Supplemental Indenture, and Sections 1.01, 1.11, 3.06, 5.06, 6.07, 6.08, 6.09, 7.01, 7.02, 7.03 and 15.07 of the Base Indenture shall survive any discharge of this First Supplemental Indenture until such time as the Securities have been paid in full and there are no Securities Outstanding.
8.02 Application of Trust Money.
     The Trustee shall hold in trust all money deposited with it pursuant to Section 8.01 and shall apply such deposited money through the Paying Agent and in accordance with this First Supplemental Indenture to the payment of amounts due on the Securities.
8.03 Repayment to Company.
     The Trustee and the Paying Agent shall promptly notify the Company of, and pay to the Company upon Company Request, any excess money held by them at any time. The Trustee or the Paying Agent, as the case may be, shall provide written notice to the Company of any money that has been held by it and has, for a period of two (2) years, remained unclaimed for the payment of the principal of, or any accrued and unpaid interest on, the Securities. The Trustee and the Paying Agent shall pay to the Company upon Company Request any money held by them for the payment of the principal of, or any accrued and unpaid interest on, the Securities that remains unclaimed for two (2) years; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may, at the expense of the Company, cause to be published (in no event later than five (5) days after the Company requests repayment) once in a newspaper of general circulation in the City of New York or cause to be mailed to each Holder, notice stating that such money remains unclaimed and that, after a date specified therein, which shall not be less than thirty (30) days from the date of such publication or mailing, any unclaimed balance of such money then remaining will be repaid to the Company. After payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors, subject to applicable law, and all liability of the Trustee and the Paying Agent with respect to such money and payment shall, subject to applicable law, cease.
8.04 Reinstatement.
     If the Trustee or Paying Agent is unable to apply any money in accordance with Sections 8.01 and 8.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Company under this First Supplemental Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Sections 8.01 and 8.02 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Sections 8.01 and 8.02; provided, however, that if the Company has made any payment of amounts due with respect to any Securities because of the reinstatement of its obligations, then the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.
IX. AMENDMENTS
9.01 Without Consent of Holders.
     The Company, with the consent of the Trustee, may amend or supplement this First Supplemental Indenture or the Securities (including the Base Indenture as it relates to the Securities) without notice to or the consent of any Holder:
     (i) to comply with Section 8.02 of the Base Indenture (as amended by Section 14.08 hereof) or Sections 5.01, 5.02 or 10.12 of this First Supplemental Indenture;
     (ii) to secure the obligations of the Company in respect of the Securities;
     (iii) add guarantees with respect to the Securities;
     (iv) to evidence and provide for the appointment of a successor Trustee in accordance with Section 6.09 of the Base Indenture;
     (v) to comply with the provisions of any clearing agency, clearing corporation or clearing system, or the requirements of the Trustee or the Registrar, relating to transfers and exchanges of the Securities pursuant to this First Supplemental Indenture;
     (vi) to add to the covenants of the Company described in this First Supplemental Indenture for the benefit of Holders or to surrender any right or power conferred upon the Company;
     (vii) comply with any requirements, or maintain the qualification of the Indenture under the TIA; or
     (viii) to make provision with respect to adjustments to the Conversion Rate as required by this First Supplemental Indenture or to increase the Conversion Rate in accordance with this First Supplemental Indenture.
     In addition, the Company and the Trustee may enter into a supplemental indenture without the consent of Holders of the Securities to (i) cure any ambiguity, defect, omission or inconsistency in this First Supplemental Indenture or (ii) to conform this First Supplemental Indenture or the Securities to the description thereof contained in the Prospectus Supplement under the heading “Description of notes,” as supplemented by the related pricing term sheet.
9.02 With Consent of Holders.
     The Company may amend or supplement this First Supplemental Indenture or the Securities with the written consent of the Trustee and the Holders of at least a majority in aggregate principal amount of the Outstanding Securities (including, without limitation, consents obtained from Holders in connection with a purchase of, or tender or exchange offer for, Securities). Subject to Sections 6.04 and 6.07, the Holders of a majority in aggregate principal amount of the Outstanding Securities may, by notice to the Trustee, waive by consent (including, without limitation, consents obtained from Holders in connection with a purchase of, or tender or exchange offer for, Securities) compliance by the Company with any provision of this First Supplemental Indenture or the Securities without notice to any other Holder. Notwithstanding the foregoing or anything herein to the contrary, without the consent of the Holder of each Outstanding Security affected, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:
     (i) extend the stated maturity of the principal of, or the payment date of any installment of interest on, any Security;
     (ii) reduce the principal amount of, or any interest on, any Security;
     (iii) change the currency of payment of principal of, or any interest on, any Security;
     (iv) change, in a manner adverse to the holders of the notes, the place or manner of payment of principal of, or interest on, any Security;
     (v) impair the right to institute suit for the enforcement of any delivery or payment on, or with respect to, or due upon the conversion of, any Security;

     (vi) modify, in a manner adverse to Holders, the provisions with respect to the requirement to offer pursuant to Section 3.02 to purchase for cash all Outstanding Securities upon the occurrence of a Fundamental Change;
     (vii) modify the provisions of Section 2.07 in a manner adverse to Holders;
     (viii) adversely affect the right of Holders to convert Securities in accordance with Article X;
     (ix) modify the provisions of the Indenture with respect to the payment of Additional Amounts;
     (x) reduce the percentage in aggregate principal amount of Outstanding Securities whose Holders must consent to a modification to or amendment of any provision of this First Supplemental Indenture or the Securities;
     (xi) reduce the percentage in aggregate principal amount of Outstanding Securities whose Holders must consent to a waiver of compliance with any provision of this First Supplemental Indenture or the Securities or a waiver of any Default or Event of Default; or
     (xii) modify the provisions of this First Supplemental Indenture with respect to modification and waiver (including waiver of a Default or an Event of Default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected Holder.
     Promptly after an amendment, supplement or waiver under Section 9.01 or this Section 9.02 becomes effective, the Company shall mail, or cause to be mailed, to Holders a notice briefly describing such amendment, supplement or waiver. Any failure of the Company to mail such notice shall not in any way impair or affect the validity of such amendment, supplement or waiver.
     It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

9.03 [Reserved]
9.04 Revocation and Effect of Consents.
     Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective.
     After an amendment, supplement or waiver becomes effective with respect to the Securities, it shall bind every Holder unless such amendment, supplement or waiver makes a change that requires, pursuant to Section 9.02, the consent of each Holder affected. In that case, the amendment, supplement or waiver shall bind each Holder of a Security who has consented to it and, provided that notice of such amendment, supplement or waiver is reflected on a Security that evidences the same debt as the consenting Holder’s Security, every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security.
     Nothing in this Section 9.04 shall impair the Company’s rights pursuant Section 9.01 to amend this First Supplemental Indenture or the Securities without the consent of any Holder in the manner set forth in, and permitted by, Section 9.01.
9.05 [Reserved]
9.06 Trustee Protected.
     The Trustee shall sign any amendment, supplemental indenture or waiver authorized pursuant to this Article IX; provided, however, that the Trustee need not sign any amendment, supplement or waiver authorized pursuant to this Article IX that adversely affects the Trustee’s rights, duties, liabilities or immunities. The Trustee shall be entitled to receive and conclusively rely upon an Opinion of Counsel as to legal matters and an Officer’s Certificate as to factual matters that any supplemental indenture, amendment or waiver is permitted or authorized pursuant to this First Supplemental Indenture.
9.07 Effect of Supplemental Indentures.
     Upon the due execution and delivery of any supplemental indenture in accordance with this Article IX, this First Supplemental Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this First Supplemental Indenture for all purposes, and, except as set forth in Sections 9.02 and 9.04, every Holder of Securities shall be bound thereby.
X. CONVERSION
10.01 Conversion Privilege.
     (A) Subject to the provisions of Section 3.02 and Section 10.02, the Securities shall be convertible (1) prior to the close of business on the Business Day immediately preceding July 1, 2016, upon satisfaction of one or more of the conditions described in Section 10.01(B) and (2) at any time from, and including, July 1, 2016 to, and including, the Business Day immediately preceding the Maturity Date, irrespective of the conditions described in Section 10.01(B), in each case, into Common Shares, as described in Section 10.02, in accordance with this Article X. The Company may, at its election, deliver cash or a combination of cash and Common Shares, upon conversion
(B)	(i) Prior to the close of business on the Business Day immediately preceding July 1, 2016, Holders may surrender their Securities for conversion during any calendar quarter after the calendar quarter ending December 31, 2010 (and only during such calendar quarter), if the Closing Sale Price of the Common Shares for each of twenty (20) or more Trading Days in a period of thirty (30) consecutive Trading Days ending on the last Trading Day of the immediately preceding calendar quarter exceeds the Conversion Trigger Price in effect on the last Trading Day of the immediately preceding calendar quarter. The Board of Directors will make appropriate adjustments to the Closing Sale Price, in its good faith determination, to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of the event occurs, during the thirty (30) consecutive Trading Day period described in the preceding sentence. The Company shall determine at the beginning of each calendar quarter commencing after December 31, 2010 whether the Securities may be surrendered for conversion in accordance with this Section 10.01(B)(i) and shall notify the Conversion Agent and the Trustee within ten (10) Business Days of the first day of such calendar quarter if the Securities become convertible during such calendar quarter in accordance with this Section 10.01(B)(i).
     (ii) Prior to the close of business on the Business Day immediately preceding July 1, 2016, Holders may surrender their Securities for conversion during the five (5) consecutive Business Days immediately after any ten (10) consecutive Business Day period (the “Security Measurement Period”) in which the Trading Price per $1,000 principal amount of Securities, as determined following a request by a Holder of Securities in accordance with the procedures set forth in this Section 10.01(B)(ii), for each Trading Day in such Security Measurement Period was equal to or less than 97% of the Conversion Value of the Securities on such Trading Day (the “Trading Price Condition”). The Trading Price shall be determined by the Bid Solicitation Agent pursuant to this Section 10.01(B)(ii) and the definition of Trading Price set forth in this First Supplemental Indenture. The Company shall provide written notice to the Bid Solicitation Agent of the need to obtain bids and the three independent nationally recognized securities dealers selected by the Company pursuant to the definition of Trading Price, along with appropriate contact information for each, and the Company shall confirm that each such dealer has agreed to provide the pricing information specified in the definition of a “Trading Price” in Section 1.01 during the relevant period. The Bid Solicitation Agent shall have no obligation to determine the Trading Price of the Securities in accordance with this Section 10.01(B)(ii) unless requested by the Company, and the Company shall have no obligation to make such request unless a Holder of at least $1.0 million aggregate principal amount of Securities then Outstanding provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of Securities would be equal to or less than 97% of the Conversion Value of the Securities. Promptly after receiving such evidence, the Company shall instruct the Bid Solicitation Agent to determine the Trading Price of the Securities beginning on the next Trading Day and on each of the next five Trading Days until the Trading Price Condition is no longer satisfied. If the Company does not so instruct the Bid Solicitation Agent to obtain bids when required pursuant to this Section 10.01(B)(ii), the Trading Price per $1,000 principal amount of the Securities shall be deemed to be equal to 97% of the Conversion Value of the Securities on each Trading Day that the Company fails to do so. If, at any time after the Trading Price Condition set forth above has been met, the Trading Price per $1,000 principal amount of Securities is greater than 97% of the Conversion Value, the Company shall so notify the Holders of the Securities, the Trustee and the Conversion Agent (if other than the Trustee). The Bid Solicitation Agent may notify the Company of the Trading Price via electronic transmission at the Company’s notice address or such other address provided in writing by the Company.
     (iii) Prior to the close of business on the Business Day immediately preceding July 1, 2016, if a Fundamental Change or a Make-Whole Fundamental Change occurs, or if the Company is party to a consolidation, merger or binding share exchange pursuant to which all of the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then a Holder may surrender its Securities for conversion at any time during the period that begins on, and includes, the thirty-fifth (35th)

Business Day before the date the Company originally announces as the anticipated effective date of the transaction and ends on, and includes, the thirty-fifth (35th) Business Day after the actual effective date of the transaction. In addition, if the transaction is a Make-Whole Fundamental Change, then the Securities may also be surrendered for conversion at any time during the Make-Whole Conversion Period, and if the transaction is a Fundamental Change, then the Securities may also be surrendered for conversion at any time until, and including, the Fundamental Change Purchase Date for such Fundamental Change. The Company shall notify Holders and the Trustee (a) as promptly as practicable following the date the Company publicly announces such transaction but in no event less than thirty five (35) Business Days prior to the anticipated effective date of such transaction or (b) if the Company does not have knowledge of such transaction at least thirty five (35) Business Days prior to the anticipated effective date of such transaction, within one (1) Business Day of the date upon which the Company receives notice, or otherwise becomes aware, of such transaction, but in no event later than the actual effective date of such transaction.
     (iv) Prior to the close of business on the Business Day immediately preceding July 1, 2016, if the Company elects to:
     (a) distribute to all or substantially all holders of Common Shares any rights, options or warrants entitling them, for a period of not more than forty five (45) days after the record date of such distribution, to purchase or subscribe for Common Shares at a price per share less than the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Ex Date for such distribution; or
     (b) distribute to all or substantially all holders of Common Shares the Company’s assets, debt securities or rights to purchase the Company’s securities, which distribution has a per share value, as reasonably determined by the Board of Directors, exceeding 10% of the Closing Sale Price of the Common Shares on the Trading Day preceding the date of announcement of such distribution, then, in each case, the Company shall mail to Holders and the Trustee written notice at least thirty five (35) Business Days before the Ex Date for such distribution. Once the Company has given such notice, Holders may surrender Securities for conversion at any time until the earlier of the close of business on the Business Day immediately preceding the Ex Date and the Company’s announcement that such distribution will not take place, even if the Securities are not otherwise convertible at such time.
     (v) Prior to the close of business on the Business Day immediately preceding July 1, 2016, if such Securities have been called by the Issuer for redemption pursuant to a Tax Redemption, in which event a Holder may surrender for conversion any of the Securities called for redemption pursuant to a Tax Redemption at any time prior to the close of business on the Business Day immediately prior to the Redemption Date, after which time the Holder’s right to convert will expire unless the Company defaults in the payment of the Redemption Price.
     (vi) Prior to the close of business on the Business Day immediately preceding July 1, 2016, if a Delisting Event occurs and is continuing, a Holder may surrender any of its Securities for conversion.
     (C) The initial Conversion Rate shall be 244.9780 Common Shares per $1,000 principal amount of Securities. The Conversion Rate shall be subject to adjustment in accordance with Sections 10.06 through 10.15.
     (D) A Holder may convert a portion of the principal amount of a Security if such portion is $1,000 principal amount or an integral multiple of $1,000 principal amount. Provisions of this First Supplemental Indenture that apply to conversion of all of a Security also apply to conversion of a portion of such Security.
     (E) If the Securities shall be convertible in accordance with this Section 10.01, the Company shall provide written notice to the Trustee, the Conversion Agent (if other than the Trustee) and Holders, at the addresses appearing on the Registrar’s books, and the Company shall publicly announce, through a reputable national newswire service, that the Securities have become convertible, stating, among other things:
     (i) the event causing the Securities to become convertible;
     (ii) the time during which the Securities shall be convertible as a result of that event;
     (iii) if that event is a transaction described under Section 10.01(B)(iii) or Section 10.01(B)(iv), the anticipated effective date of the transaction; and

     (iv) the procedures Holders must follow to convert their Securities, including the name and address of the Conversion Agent.
The Company (except as otherwise provided in this Section 10.01) shall mail the notice, and make the public announcement, as soon as practicable, but in no event later than the open of business on the Business Day immediately following the date the Securities become convertible as a result of the event.
10.02 Conversion Procedure and Payment Upon Conversion.
     (A) To convert a Security, a Holder must (1) complete and manually sign the Conversion Notice, with appropriate signature guarantee, or facsimile of the Conversion Notice and deliver the completed Conversion Notice to the Conversion Agent, (2) surrender the Security to the Conversion Agent, (3) furnish appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent, (4) pay the amount of interest, if any, required by Section 10.02(E) and (5) pay any tax or duty if required pursuant to Section 10.04. If a Holder holds a beneficial interest in a Global Security, to convert such Security, the Holder must comply with clauses (4) and (5) above and the Depositary’s procedures for converting a beneficial interest in a Global Security.
     Upon conversion of a Holder’s Security, the Company shall pay or deliver, as the case may be, through the Conversion Agent, Common Shares (together with cash in lieu of any fractional share), or, at its election, cash or a combination of cash and Common Shares (together with cash in lieu of any fractional share) as set forth in this Section 10.02(A). The Company shall inform Holders in writing through the Trustee of its election to deliver cash or deliver and pay, as the case may be, a combination of cash and Common Shares (together with cash in lieu of any fractional share) upon conversion of any Securities (and the Specified Cash Amount, if applicable, as described in the immediately succeeding paragraph):
     (i) in respect of Securities converted during the period beginning on, and including, the thirty-second (32nd) Business Day immediately preceding the Maturity Date and ending on, and including the Business Day immediately preceding the Maturity Date, no later than the thirty-third (33rd) Business Day immediately preceding the Maturity Date; and
     (ii) in all other cases, no later than two Business Days following the applicable Conversion Date.
     If, in respect of any conversion of Securities, the Company does not give notice (including notice of the Specified Cash Amount, if applicable) within the time periods described in the immediately preceding sentence as to how it intends to settle its conversion obligation with respect to such Securities, the Company shall satisfy such conversion obligation by delivering solely Common Shares (other than solely cash in lieu of any fractional share).
     If the Company chooses to satisfy a portion (but not all) of its conversion obligation by paying cash (other than solely cash in lieu of any fractional share), the Company shall notify the converting Holder(s) during the periods set forth in the immediately preceding paragraph of the amount to be satisfied in cash as a fixed dollar amount per $1,000 principal amount of Securities (the “Specified Cash Amount”). If, subsequent to the Company electing to satisfy a portion (but not all) of its conversion obligation by paying cash (other than solely cash in lieu of any fractional share), the Company fails to timely notify converting Holders of the Specified Cash Amount, the Specified Cash Amount shall be deemed to be $1,000.
     The Company shall treat all converting Holders with the same Conversion Date in the same manner. Except for any conversion that occurs on or after the thirty-second (32nd) Business Day immediately preceding the Maturity Date, the Company shall not, however, have any obligation to settle conversions occurring on different Conversion Dates in the same manner.
     If the Company elects to settle any conversion of Securities by delivering solely Common Shares (other than solely cash in lieu of fractional shares) or if the Company has irrevocably elected Full Physical Settlement as described in Section 10.02(C), such settlement shall occur within three Business Days of the relevant Conversion Date. Except upon conversion in connection with a Common Shares Make-Whole Fundamental Change where the consideration for Common Shares is comprised entirely of cash as described in Section 10.15(C), any settlement of a conversion of the Securities made entirely or partially in cash (other than solely cash in lieu of fractional shares) shall occur on the third Business Day immediately following the final Trading Day of the applicable Cash Settlement Averaging Period.
     The number of Common Shares, and, if the Company elects, the amount of cash, as the case may be, due upon conversion of Securities shall be determined as follows:
(1)	If the Company satisfies its entire conversion obligation by delivering Common Shares or if the Company has irrevocably elected Full Physical Settlement as described in Section 10.02(C), the Company shall deliver to each converting Holder a number of Common Shares equal to (i) (A) the aggregate principal amount of Securities to be converted, divided by (B) $1,000 multiplied by (ii) the Conversion Rate in effect on the relevant Conversion Date (provided that the Company shall deliver cash in lieu of fractional shares as described in Section 10.03).

(2)	If the Company elects to satisfy its entire conversion obligation by paying cash, the Company shall pay to each converting Holder, for each $1,000 principal amount of Securities so converted, cash in an amount equal to the sum of the Daily Conversion Values for each of the thirty (30) consecutive Trading Days in the relevant Cash Settlement Averaging Period.

(3)	Subject to the sixth paragraph of this Section 10.02(A), if the Company elects to satisfy the conversion obligation by delivering or paying, as the case may be, a combination of Common Shares and cash, the Company shall deliver to each converting Holder, for each $1,000 principal amount of Securities so converted, cash and Common Shares equal to the sum of the Daily Settlement Amounts for each of the thirty (30) consecutive Trading Days in the relevant Cash Settlement Averaging Period.
     The Daily Settlement Amounts (if applicable) and the Daily Conversion Values (if applicable) shall be determined by the Company promptly following the last day of the applicable Cash Settlement Averaging Period. Promptly after such determination of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash deliverable in lieu of fractional shares (if any), the Company shall notify the Trustee and the Conversion Agent of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash deliverable in lieu of fractional shares (if any). The Trustee and the Conversion Agent shall have no responsibility for any such determination.
     (B) [Reserved]
     (C) Subject to the sixth paragraph of Section 10.02(A), at any time on or prior to the thirty-third (33rd) Business Day immediately preceding the Maturity Date, the Company may irrevocably elect to satisfy its conversion obligation with respect to all Securities converted after the date of such election by delivering solely Common Shares (other than solely cash in lieu of fractional shares) in respect of the conversion obligation (“Full Physical Settlement”). Such election (a “Full Physical Settlement Election”) shall be in the Company’s sole discretion and shall not require the consent of Holders. Upon making a Full Physical Settlement Election, the Company shall promptly (1) issue a press release and use its reasonable best efforts to post such information on its website or otherwise publicly disclose this information or (2) provide written notice to Holders by mailing such notice to Holders at their addresses shown in the register of the Registrar, or if such Securities are held in book-entry form through the Depositary, through the applicable notice procedures of the Depositary.
     (D) A Holder receiving Common Shares upon conversion shall not be entitled to any rights as a holder of Common Shares, including, among other things, the right to vote and receive dividends and notices of shareholder meetings, until the close of business on the Conversion Date (if the Company delivers solely Common Shares in respect of the conversion obligation, other than solely cash in lieu of fractional shares delivered pursuant to Section 10.03, or if the Company has irrevocably elected Full Physical Settlement as described in Section 10.02(C)) or the close of business on the last Trading Day of the relevant Cash Settlement

Averaging Period (if the Company delivers cash in respect of a portion (but not all) of the conversion obligation pursuant to Section 10.02(A), other than solely cash in lieu of any fractional shares delivered pursuant to Section 10.03). On and after the Conversion Date with respect to a conversion of a Security pursuant hereto, all rights of the Holder of such Security shall terminate, other than the right to receive the consideration deliverable upon conversion of such Security as provided herein.
     (E) Except as provided in the Securities or in this Article X, no payment or adjustment will be made for accrued interest on a converted Security or for dividends on any Common Shares issued on or prior to conversion, and accrued interest, if any, will be deemed to be paid by the consideration paid to the Holder upon conversion. Such accrued interest, if any, shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon conversion of the Securities into a combination of cash and Common Shares, accrued and unpaid interest (if any) shall be deemed to be paid first out of the cash paid upon such conversion. If any Holder surrenders a Security for conversion after the close of business on the Regular Record Date for the payment of an installment of interest and prior to the open of business on the next Interest Payment Date, then, notwithstanding such conversion, the full amount of interest payable with respect to such Security on such Interest Payment Date shall be paid on such Interest Payment Date to the Holder of record of such Security at the close of business on such Regular Record Date; provided, however, that such Security, when surrendered for conversion, must be accompanied by payment in cash to the Conversion Agent on behalf of the Company of the full amount equal to the interest payable on such Interest Payment Date on the portion so converted; provided further, however, that such payment to the Conversion Agent described in the immediately preceding proviso in respect of a Security surrendered for conversion shall not be required with respect to a Security that (1) is surrendered for conversion after the close of business on the Regular Record Date immediately preceding the Maturity Date; (2) is surrendered for conversion after a Delisting Event has occurred and is continuing; or (3) is surrendered for conversion after the close of business on a Regular Record Date for the payment of an installment of interest and on or before the open of business on the related Interest Payment Date, where, pursuant to Section 3.02, the Company has specified, with respect to a Fundamental Change, a Fundamental Change Purchase Date that is after such Regular Record Date and on or before such Interest Payment Date; provided further that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to Section 3.07(a) of the Base Indenture (as amended by Section 14.03 hereof) or otherwise (it being understood that nothing in this Section 10.02(E) shall affect the Company’s obligations under Section 3.07(a) of the Base Indenture (as amended by Section 14.03 hereof)).
     (F) If a Holder converts more than one Security at the same time, the number of full Common Shares issuable upon such conversion, if any, shall be based on the total principal amount of all Securities converted.

     (G) Upon surrender of a Security that is converted in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unconverted portion of the Security surrendered.
     (H) If the last day on which a Security may be converted is a Legal Holiday in a place where a Conversion Agent is located, the Security may be surrendered to that Conversion Agent on the next succeeding day that is not a Legal Holiday.
10.03 Cash in lieu of Fractional Shares.
     The Company will not issue a fractional Common Share upon conversion of a Security. Instead, the Company shall pay cash in lieu of fractional shares based on the Closing Sale Price of Common Shares on the Conversion Date (if the Company delivers solely Common Shares to satisfy its conversion obligation, other than solely cash in lieu of fractional shares, or if the Company has irrevocably elected Full Physical Settlement pursuant to Section 10.02(C)) or the Closing Sale Price of Common Shares on the last Trading Day of the relevant Cash Settlement Averaging Period (if the Company delivers cash to satisfy a portion, but less than all, of its conversion obligation, other than solely cash in lieu of any fractional shares).
10.04 Taxes on Conversion.
     If a Holder converts its Security, the Company shall pay any documentary, stamp or similar issue or transfer tax or duty due on the issue, if any, of Common Shares upon the conversion. However, such Holder shall pay any such tax or duty which is due because such shares are issued in a name other than such Holder’s name. The Conversion Agent may refuse to deliver a certificate representing the Common Shares to be issued in a name other than such Holder’s name until the Conversion Agent receives a sum sufficient to pay any tax or duty which will be due because such shares are to be issued in a name other than such Holder’s name.
10.05 Company to Provide Common Shares.
     The Company shall at all times reserve out of its authorized but unissued Common Shares or Common Shares held in its treasury enough Common Shares to permit the conversion, in accordance herewith, of all of the Securities (assuming, for such purposes, that the Company has previously elected Full Physical Settlement pursuant to Section 10.02(C)). The Common Shares, if any, due upon conversion of a Global Security shall be delivered by the Company in accordance with the Depositary’s customary practices.
     All Common Shares which may be issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free of any lien or adverse claim.

     The Company shall comply with all securities laws regulating the offer and delivery of Common Shares upon conversion of Securities and shall list such shares on each national securities exchange or automated quotation system on which the Common Shares are listed.
10.06 Adjustment of Conversion Rate.
     The Conversion Rate shall be subject to adjustment from time to time, without duplication, upon the occurrence of any of the following events:
     (A) If the Company issues Common Shares as a dividend or distribution on the Common Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

CR’ = CR0 ×	OS’
OS0

where

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR’	=	the Conversion Rate in effect immediately after the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0	=	the number of Common Shares outstanding immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS’	=	the number of Common Shares outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.
     Any adjustment made under this Section 10.06(A) shall become effective immediately after the open of business on the Ex Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this Section 10.06(A) is declared but not so paid or made, or any share split or combination of the type described in this Section 10.06(A) is announced but the outstanding Common Shares are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or not to split or combine the outstanding Common Shares, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.
     (B) If the Company distributes to all or substantially all holders of the Common Shares any rights, options or warrants entitling them, for a period expiring not more than forty-five (45) days immediately following the record date of such distribution, to purchase or subscribe for Common Shares, at a price per share less than the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Ex Date for such distribution, the Conversion Rate shall be increased based on the following formula:

CR’ = CR0 ×	OS0 + X
OS0 + Y

where

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution;

CR’	=	the Conversion Rate in effect immediately after the open of business on the Ex Date for such distribution;

OS0	=	the number of Common Shares that are outstanding immediately prior to the open of business on the Ex Date for such distribution;

X	=	the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Ex Date for such distribution.

     Any increase made under this Section 10.06(B) shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the Ex Date for such distribution. The Company shall not issue any such rights, options, or warrants in respect of Common Shares held in treasury by the Company. To the extent that Common Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such Ex Date for such distribution had not occurred.
     In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at less than such average of the Closing Sale Prices for the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Ex Date for such distribution, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors. In no event shall the Conversion Rate be decreased pursuant to this Section 10.06(B).
     (C) If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other of its assets, securities or property, but excluding (i) dividends or distributions covered by Sections 10.06(A) and 10.06(B), (ii) dividends or distributions paid exclusively in cash covered by Section 10.06(D), and (iii) Spin-Offs to which the provisions set forth in the latter portion of this Section 10.06(C) shall apply (any of such shares of Capital Stock, indebtedness or other assets, securities or property, the “Distributed Property”), to all or substantially all holders of Common Shares, then, in each such case the Conversion Rate shall be increased based on the following formula:

CR’=CR0×	SP0
SP0–FMV

where

CR0 =	the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such distribution;

CR’ =	the Conversion Rate in effect immediately after the open of business on the Ex Date for such distribution;

SP0	=	the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Ex Date for such distribution; and

FMV	=	the fair market value (as determined by the Board of Directors) of the shares of Capital Stock, evidences of indebtedness, assets, securities or property distributable with respect to each outstanding Common Share as of the open of business on the Ex Date for such distribution.
     If the Board of Directors determines “FMV” for purposes of this Section 10.06(C) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Ex Date for such distribution.
     Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as the holders of the Common Shares, the amount and kind of Distributed Property that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate in effect on the Ex Date for such distribution.
     Any increase made under the portion of this Section 10.06(C) above shall become effective immediately after the open of business on the Ex Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.
     With respect to an adjustment pursuant to this Section 10.06(C) where there has been a payment of a dividend or other distribution on the Common Shares of Capital Shares of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, where such Capital Stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the Spin-Off) on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate in effect immediately before the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date of the Spin-Off shall be increased based on the following formula:

CR’ = CR0 x	FMV0 + MP0 MP0
where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off;

CR’	=	the Conversion Rate in effect immediately after the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off;

FMV0	=	the average of the Closing Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Shares applicable to one Common Share over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex Date for the Spin-Off; and

MP0	=	the average of the Closing Sale Prices of the Common Shares over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex Date for the Spin-Off.
     The increase to the Conversion Rate under the preceding paragraph shall become effective at the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex Date for the Spin-Off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten (10) Trading Days immediately following and including, the Ex Date of any Spin-Off, references in the portion of this Section 10.06(C) related to Spin-Offs to ten (10) consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the Ex Date of such Spin-Off and the Conversion Date for such conversion. If the Ex Date for the Spin-Off is less than ten (10) Trading Days prior to, and including, the end of the Cash Settlement Averaging Period in respect of any conversion, references with respect to ten (10) Trading Days shall be deemed replaced, for purposes of calculating the affected daily Conversion Rates in respect of that conversion, with such lesser number of Trading Days as have elapsed from, and including, the Ex Date for such Spin-Off to, and including, the last Trading Day of such Cash Settlement Averaging Period.
     Subject in all respects to Section 10.14, rights, options or warrants distributed by the Company to all holders of its Common Shares entitling the holders thereof to subscribe for or purchase shares of the Company’s Capital Stock, including Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Shares, shall be deemed not to have been distributed for purposes of this Section 10.06(C) (and no adjustment to the Conversion Rate under this Section 10.06(C) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 10.06(C). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this First Supplemental Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 10.06(C) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued.
     For purposes of Section 10.06(A), Section 10.06(B) and this Section 10.06(C), if any dividend or distribution to which this Section 10.06(C) is applicable also includes one or both of:
     (a) a dividend or distribution of Common Shares to which Section 10.06(A) is applicable (the “Clause A Distribution”); or
     (b) a dividend or distribution of rights, options or warrants to which Section 10.06(B) is applicable (the “Clause B Distribution”), then (1) such dividend or distribution, other than the Clause A Distribution and Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 10.06(C) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 10.06(C) with respect to such Clause C Distribution shall then be made and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 10.06(A) and Section 10.06(B) with respect thereto shall then be made, except that, if determined by the Board of Directors (I) the Ex Date of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex Date of the Clause C Distribution and (II) any Common Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on the Ex Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be” within the meaning of Section 10.06(A) or “outstanding immediately prior to the open of business on the Ex Date for such distribution” within the meaning of Section 10.06(B).
     In no event shall the Conversion Rate be decreased pursuant to this Section 10.06(C).
     (D) If any cash dividend or distribution is made to all or substantially all holders of the Common Shares, the Conversion Rate shall be increased based on the following formula:

CR’ = CR0 x	SP0 SP0 - C
where

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex Date for such dividend or distribution;

CR’	=	the Conversion Rate in effect immediately after the open of business on the Ex Date for such dividend or distribution;

SP0	=	the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period immediately preceding the Ex Date for such dividend or distribution; and

C	=	the amount in cash per Common Share the Company distributes to holders of its Common Shares.
     Such increase shall become effective immediately after the open of business on the Ex Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.
     Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as holders of the Common Shares, the amount of cash such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate on the Ex Date for such dividend or distribution.

     In no event shall the Conversion Rate be decreased pursuant to this Section 10.06(D).
     (E) If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Shares, if the cash and value of any other consideration included in the payment per Common Share exceeds the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

CR’ = CR0 x	AC + (SP’ x OS’) OS0 x SP’
where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR’	=	the Conversion Rate in effect immediately after the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Common Shares purchased in such tender or exchange offer;

OS0	=	the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to such tender offer or exchange offer);

OS’	=	the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP’	=	the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period commencing on, and including, the

Trading Day next succeeding the date such tender or exchange offer expires.
     The increase to the Conversion Rate under this Section 10.06(E) shall occur at the close of business on the tenth (10th) Trading Day immediately following, but excluding, the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten (10) Trading Days immediately following, but excluding, the date that any such tender or exchange offer expires, references in this Section 10.06(E) to ten (10) Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the date that such tender or exchange offer expires and the Conversion Date for such conversion. If the Trading Day immediately following the date the tender or exchange offer expires is less than ten (10) Trading Days prior to, and including, the end of the Cash Settlement Averaging Period in respect of any conversion, references to ten (10) Trading Days shall be deemed replaced, for purposes of calculating the affected daily Conversion Rates in respect of such conversion, with such lesser number of Trading Days as have elapsed from, and including, the Trading Day immediately following the date such tender or exchange offer expires to, and including, the last Trading Day of such Cash Settlement Averaging Period. In no event shall the Conversion Rate be decreased pursuant to this Section 10.06(E).
     (F) Notwithstanding this Section 10.06 or any other provision of this First Supplemental Indenture or the Securities, if a Conversion Rate adjustment becomes effective on any Ex Date, and a Holder that has converted its Securities on or after such Ex Date and on or prior to the related record date would be treated as the record holder of Common Shares as of the related Conversion Date as described under Section 10.02 based on an adjusted Conversion Rate for such Ex Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 10.06, the Conversion Rate adjustment relating to such Ex Date shall not be made for such converting Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the Common Shares on an unadjusted basis and participate, following conversion, as a holder of Common Shares, in the related dividend, distribution or other event giving rise to such adjustment.
     (G) In addition to the foregoing adjustments in subsections (A), (B), (C), (D) and (E) above, the Company may, from time to time and to the extent permitted by law and the continued listing requirements of the NYSE Amex and the TSX (or if Common Shares are not listed on the NYSE Amex or the TSX, on such other national or regional exchange or market on which Common Shares are then listed or quoted), increase the Conversion Rate by any amount for a period of at least twenty (20) Business Days or any longer period as may be permitted or required by law, if the Board of Directors has made a determination, which determination shall be conclusive, that such increase would be in the best interests of the Company. Such Conversion Rate increase shall be irrevocable during such period. The Company shall give notice to the Trustee and cause notice of such increase to be mailed to each Holder of Securities at such Holder’s address as the same appears on the registry books of the Registrar, at least fifteen (15) days prior to the date on which such increase commences.

     (H) Any such increases in the Conversion Rate by the Board of Directors shall not, without the approval of Company’s shareholders, if required by the rules of the NYSE Amex or the rules of the TSX (or if Common Shares are not listed on the NYSE Amex or the TSX, on such other national or regional exchange or market on which Common Shares are then listed or quoted), result in the sale or issuance of 20% in the case of the NYSE Amex (25% in the case of the TSX and the highest percentage permitted under applicable listing rules in the case of such other national or regional exchange or market on which Common Shares are then listed or quoted) or more of Common Shares, or 20% in the case of the NYSE Amex (25% in the case of the TSX and the highest percentage permitted under applicable listing rules in the case of such other national or regional exchange or market on which Common Shares are then listed or quoted) or more of the voting power, outstanding on the date of the Prospectus Supplement.
     (I) Notwithstanding this Section 10.06 or any other provision of this First Supplemental Indenture or the Securities, if any Conversion Rate adjustment becomes effective, or any Ex Date for any issuance, dividend or distribution (relating to a required Conversion Rate adjustment) occurs, during the period beginning on, and including, the open of business on a Conversion Date and ending on, and including, the close of business on the last Trading Day of a related Cash Settlement Averaging Period (if the Company elects to satisfy the related conversion obligation by paying cash, in whole or in part, in respect thereof), the Board of Directors shall (subject to acceptance by the TSX if the Common Shares are then traded on the TSX) make adjustments to the Conversion Rate and the amount of cash or number of Common Shares issuable upon conversion of the Securities, as the case may be, as is necessary or appropriate to effect the intent of this Section 10.06 and the other provisions of this Article X and to avoid unjust or inequitable results, as determined in good faith by the Board of Directors. Any adjustment made pursuant to this Section 10.06 shall apply in lieu of the adjustment or other term that would otherwise be applicable.
     (J) All calculations under this Article X shall be made to the nearest cent or to the nearest one-millionth of a share, as the case may be. Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th.
10.07 No Adjustment.
     Notwithstanding anything herein or in the Securities to the contrary, in no event shall the Conversion Rate be adjusted:
     (i) upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities;
     (ii) upon the issuance of any Common Shares or restricted stock, restricted stock units, non-qualified stock options, incentive stock options or any other options or rights (including stock appreciation rights) to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;
     (iii) upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) above and outstanding as of the date the Securities were first issued;
     (iv) for accrued and unpaid interest, if any, including Additional Amounts, if any;
     (v) upon the repurchase of any Common Shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in Section 10.06; or
     (vi) for a change in the par value of Common Shares.
     No adjustment in the Conversion Rate pursuant to Section 10.06 shall be required until cumulative adjustments amount to one percent (1%) or more of the Conversion Rate as last adjusted (or, if never adjusted, the initial Conversion Rate); provided, however, that any adjustments to the Conversion Rate which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment to the Conversion Rate; provided further, that (i) on December 31 of each year and (ii) if the Securities have been converted pursuant to Section 10.01, then, in each case, any adjustments to the Conversion Rate that have been, and at such time remain, deferred pursuant to this Section 10.07 shall be given effect, and such adjustments, if any, shall no longer be carried forward and taken into account in any subsequent adjustment to the Conversion Rate.
     No adjustment to the Conversion Rate need be made pursuant to Section 10.06 for a transaction (other than for share splits or share combinations pursuant to Section 10.06(A)) if the Company provides for each Holder to participate in the transaction, at the same time that holders of Common Shares participate in such transaction, without conversion, as if such Holder held a number of Common Shares equal to a fraction whose numerator is the product of the Conversion Rate in effect on the Ex Date or effective date, as applicable, of the transaction (without giving effect to any adjustment pursuant to Section 10.06 on account of such transaction) and the aggregate principal amount of Securities held by such Holder and whose denominator is one thousand dollars ($1,000).

10.08 Other Adjustments.
     In the event that, pursuant to Section 10.12 hereof, the Holder of any Security thereafter surrendered for conversion shall become entitled to receive any shares of Capital Stock other than Common Shares, thereafter the Conversion Rate of such other shares so receivable upon conversion of any Security shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Shares contained in this Article X.
10.09 Adjustments for Tax Purposes.
     Except as prohibited by law and the continued listing requirements of the NYSE Amex and the TSX (or if Common Shares are not listed on the NYSE Amex or the TSX, on such other national or regional exchange or market on which Common Shares are then listed or quoted) and subject to requirements of Section 10.06(H), the Company may (but is not obligated to) increase the Conversion Rate, in addition to those required by Section 10.06 hereof, as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company or to its shareholders will not be taxable to the recipients thereof or in order to avoid or diminish any such taxation.
10.10 Notice of Adjustment.
     Whenever the Conversion Rate is adjusted, the Company shall promptly mail to Holders at the addresses appearing on the Registrar’s books a notice of the adjustment and file with the Trustee an Officer’s Certificate briefly stating the facts requiring the adjustment and the manner of computing it. The certificate shall be conclusive evidence of the correctness of such adjustment.
10.11 Notice of Certain Transactions.
     Subject to and in addition to the requirements of Section 10.12 and Section 10.15 hereof, in the event that:
     (A) the Company takes any action, or becomes aware of any event, which would require an adjustment in the Conversion Rate,
     (B) the Company takes any action that would require a supplemental indenture pursuant to Section 10.12, or

     (C) there is a dissolution or liquidation of the Company,
the Company shall mail to Holders at the addresses appearing on the Registrar’s books and the Trustee a written notice stating the proposed record, effective or expiration date, as the case may be, of any transaction referred to in clause (A), (B) or (C) of this Section 10.11. The Company shall mail such notice as soon as practicable following such event; however, failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in clause (A), (B) or (C) of this Section 10.11.
10.12 Effect of Reclassifications, Consolidations, Mergers, Binding Share Exchanges or Sales on Conversion Privilege.
     If the Company:
     (i) reclassifies the Common Shares (other than a change only in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of Common Shares to which Section 10.06 applies);
     (ii) is a party to a consolidation, amalgamation, merger, binding share exchange or statutory arrangement; or
     (iii) sells, transfers, leases, conveys or otherwise disposes of all or substantially all of the consolidated property or assets of the Company, in each case pursuant to which the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property (any such event, a “Merger Event”) then, if a Holder converts its Securities on or after the effective date of any such transaction, subject to the Company’s right to settle all or a portion of its conversion obligation with respect to such Securities by paying cash (other than solely cash in lieu of any fractional share) as set forth in Section 10.02(A), the Securities will be convertible into the same type (and same proportions) of consideration received by holders of Common Shares in such transaction (“Reference Property”) other than Ineligible Consideration and, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 9.01(i) providing for such change in the right to convert the Securities; provided, however, that at and after the effective time of the Merger Event, (A) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Securities in accordance with Section 10.02 and (B)(I) any amount payable in cash upon conversion of the Securities in accordance with Section 10.02 shall continue to be payable in cash, (II) any Common Shares that the Company would have been required to deliver upon conversion of the Securities in accordance with Section 10.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Common Shares would have received in such Merger Event and (III) the Volume-Weighted Average Price shall be calculated based on the value of a unit of Reference Property that a holder of one Common Share would have received in such Merger Event.
     If the Merger Event causes the Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then (i) the Reference Property into which the Securities will be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such an election and (ii) the unit of Reference Property for purposes Shares the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Common Share. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made. Notwithstanding any of the foregoing in this Section 10.12, if Holders would otherwise be entitled to receive, upon conversion of the Securities, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 (“Ineligible Consideration”), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 with a market value (as conclusively determined by the Company’s Board of Directors) equal to the market value of such Ineligible Consideration. Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article XIII. If, in the case of any such reclassification, consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale or conveyance or other similar combination, the cash, securities or other property receivable thereupon by a holder of Common Shares includes cash, securities or other property of a corporation other than the successor or purchasing corporation, as the case may be, in such transaction, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders as the Board of Directors of the Company shall reasonably consider necessary by reason of the foregoing.
     The Company shall give notice to the Holders at least 30 days prior to the effective date of any transaction set forth in this Section 10.12 in writing and by release to a business newswire stating the consideration into which the Securities will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Security except in accordance with any other provision of this Indenture.
     The supplemental indenture referred to in the first sentence of this Section 10.12 shall provide for adjustments of the Conversion Rate which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in this Article X. If, in the case of any such consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale, transfer, lease, conveyance or disposition, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Shares includes shares of stock or other securities and property of a Person other than the successor or purchasing Person, as the case may be, in such consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale, transfer, lease, conveyance or disposition, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors in good faith shall reasonably determine necessary by reason of the foregoing (which determination shall be described in a Board Resolution). The provisions of this Section 10.12 shall similarly apply to successive consolidations, amalgamations, mergers, binding share exchanges, statutory arrangements, sales, transfers, leases, conveyances or dispositions.
     The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 10.12.
     None of the foregoing provisions shall affect the right of a Holder to convert its Securities into Common Shares or, if elected by the Company, cash or a combination of cash and Common Shares, as applicable, as set forth in Section 10.01 and Section 10.02 prior to the effective date of such Merger Event.
     In the event the Company shall execute a supplemental indenture pursuant to this Section 10.12, the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or securities or property (including cash) receivable by Holders of the Securities upon the conversion of their Securities after any such Merger Event and any adjustment to be made with respect thereto.
10.13 Trustee’s Disclaimer.
     The Trustee has no duty to determine when an adjustment under this Article X should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of the correctness of any such adjustment, and shall be protected in relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 10.10 hereof. The Trustee makes no representation as to the validity or value of any securities or assets issued upon conversion of Securities, and the Trustee shall not be responsible for the failure by the Company to comply with any provisions of this Article X.
     The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 10.12, but may accept as conclusive evidence of the correctness thereof, and shall be protected in relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 10.12 hereof.

10.14 Rights Distributions Pursuant to Shareholders’ Rights Plans.
     Upon conversion of any Security or a portion thereof, the Company shall make provision such that the Holder thereof shall, to the extent such Holder is to receive Common Shares upon such conversion, receive, in addition to, and concurrently with the delivery of, such Common Shares upon conversion, the rights described in the Rights Plan then in effect, unless such rights are in respect of Ineligible Consideration and unless the rights have separated from the Common Shares prior to the time of conversion, in which case the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all holders of Common Shares, Distributed Property as described in Section 10.06(C), subject to readjustment in the event of the expiration, termination or redemption of such rights.
10.15 Increased Conversion Rate Applicable to Certain Securities Surrendered in Connection With Make-Whole Fundamental Changes.
     (A) Notwithstanding anything herein to the contrary, the Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with this Article X, at any time during the period (the “Make-Whole Conversion Period”) from, and including, the effective date (the “Effective Date”) of a Make-Whole Fundamental Change (which Effective Date the Company shall disclose in the written notice and public announcement referred to in Section 10.15(E)) to, and including, the date that is thirty (30) Business Days after such Effective Date (or, if such Make-Whole Fundamental Change also constitutes a Fundamental Change, the Fundamental Change Purchase Date corresponding to such Fundamental Change) shall be increased to an amount equal to the Conversion Rate that would, but for this Section 10.15, otherwise apply to such Security pursuant to this Article X, plus an amount equal to the Make-Whole Applicable Increase.
     (B) As used herein, “Make-Whole Applicable Increase” shall mean, with respect to a Make-Whole Fundamental Change, the amount, set forth in the following table, which corresponds to the Effective Date and the Applicable Price of such Make-Whole Fundamental Change:

Effective Date
Applicable price	October 5, 2010	October 1, 2011	October 1, 2012	October 1, 2013	October 1, 2014	October 1, 2015	October 1, 2016
$3.14	73.4932	73.4932	73.4932	73.4932	73.4932	73.4932	73.4932
$3.50	69.0456	65.0748	60.7913	56.3192	51.5758	45.9428	40.7363
$3.75	60.5266	56.5380	52.1485	47.3975	42.0421	35.0305	21.6887
$4.00	53.4396	49.4971	45.1017	40.2360	34.5614	26.8028	5.0220
$4.25	47.4859	43.6340	39.3035	34.4421	28.6652	20.6420	0.0000
$4.50	42.4398	38.7083	34.4918	29.7188	23.9948	16.0525	0.0000
$5.00	34.4155	30.9749	27.0726	22.6297	17.2955	10.1136	0.0000
$5.50	28.3895	25.2643	21.7260	17.7089	12.9418	6.8262	0.0000
$6.00	23.7503	20.9364	17.7661	14.1940	10.0299	4.9632	0.0000
$6.50	20.1012	17.5801	14.7590	11.6125	8.0185	3.8572	0.0000

Effective Date
Applicable price	October 5, 2010	October 1, 2011	October 1, 2012	October 1, 2013	October 1, 2014	October 1, 2015	October 1, 2016
$7.00	17.1769	14.9241	12.4231	9.6653	6.5801	3.1552	0.0000
$8.00	12.8271	11.0327	9.0746	6.9666	4.6975	2.3165	0.0000
$10.00	7.5765	6.4303	5.2220	3.9770	2.7107	1.4226	0.0000
$15.00	2.2002	1.8025	1.4146	1.0456	0.7014	0.3621	0.0000
     provided, however, that:
     (i) if the actual Applicable Price of such Make-Whole Fundamental Change is between two (2) Applicable Prices listed in the table above under the column titled “Applicable Price,” or if the actual Effective Date of such Make-Whole Fundamental Change is between two Effective Dates listed in the table above in the row immediately below the title “Effective Date,” then the Make-Whole Applicable Increase for such Make-Whole Fundamental Change shall be determined by linear interpolation between the Make-Whole Applicable Increases set forth for such higher and lower Applicable Prices, or for such earlier and later Effective Dates based on a three hundred and sixty five (365) day year, as applicable;
     (ii) if the actual Applicable Price of such Make-Whole Fundamental Change is greater than $15.00 per share (subject to adjustment in the same manner as the Applicable Prices pursuant to Section 10.15(B)(iii)), or if the actual Applicable Price of such Make-Whole Fundamental Change is less than $3.14 per share (subject to adjustment in the same manner as the Applicable Prices pursuant to Section 10.15(B)(iii)), then the Make-Whole Applicable Increase shall be equal to zero (0);
     (iii) if an event occurs that requires, pursuant to this Article X (other than solely pursuant to this Section 10.15), an adjustment to the Conversion Rate, then, on the date and at the time such adjustment is so required to be made, each Applicable Price set forth in the table above under the column titled “Applicable Price” shall be deemed to be adjusted so that such Applicable Price, at and after such time, shall be equal to the product of (1) such Applicable Price as in effect immediately before such adjustment to such Applicable Price and (2) a fraction whose numerator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate and whose denominator is the Conversion Rate to be in effect, in accordance with this Article X, immediately after such adjustment to the Conversion Rate;

     (iv) each Make-Whole Applicable Increase amount set forth in the table above shall be adjusted in the same manner, for the same events and at the same time as the Conversion Rate is to be adjusted pursuant to Section 10.06 through Section 10.14; and
     (v) in no event shall the Conversion Rate applicable to any Security be increased pursuant to this Section 10.15 to the extent, but only to the extent, such increase shall cause the Conversion Rate applicable to such Security to exceed 318.4712 shares per $1,000 principal amount (the “Maximum Conversion Rate”); provided, however, that the Maximum Conversion Rate shall be adjusted at the same time and in the same manner in which, and for the same events for which, the Conversion Rate is to be adjusted pursuant to this Article X.
     (C) Upon surrender of Securities for conversion in connection with a Make-Whole Fundamental Change pursuant to Section 10.01(B)(iii), the Company shall satisfy its conversion obligation by delivering Common Shares (together with cash in lieu of any fractional share), or, at its election, cash or a combination of cash and Common Shares (together with cash in lieu of any fractional share) in accordance with Section 10.02; provided, however, that if at the effective time of a Common Shares Make-Whole Fundamental Change the consideration for the Common Shares is comprised entirely of cash, for any conversion of Securities following the Effective Date of such Common Shares Make-Whole Fundamental Change, the conversion obligation shall be calculated based solely on the Applicable Price for the transaction and shall be deemed to be an amount equal to, per $1,000 principal amount of converted Securities, the applicable Conversion Rate (including any Make-Whole Applicable Increase), multiplied by such Applicable Price. In such event, the cash due upon conversion shall be determined and paid to Holders in cash on the third Business Day following the Conversion Date.
     (D) As used herein, “Applicable Price” shall have the following meaning with respect to a Make-Whole Fundamental Change: (a) if such Make-Whole Fundamental Change constitutes a Common Shares Make-Whole Fundamental Change and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for the Common Shares in such Common Shares Make-Whole Fundamental Change consists solely of cash, then the “Applicable Price” with respect to such Common Shares Make-Whole Fundamental Change shall be equal to the cash amount paid per Common Share in such Common Shares Make-Whole Fundamental Change and (b) in all other circumstances, the “Applicable Price” with respect to such Make-Whole Fundamental Change shall be equal to the average of the Closing Sale Prices per Common Share for the five (5) consecutive Trading Days immediately preceding, but excluding, the Effective Date of such Make-Whole Fundamental Change, which average shall be appropriately adjusted by the Board of Directors, in its good faith determination, to account for any adjustment, pursuant hereto, to the Conversion Rate that shall become effective, or any event requiring, pursuant hereto, an adjustment to the Conversion Rate where the Ex Date of such event occurs, at any time during such five (5) consecutive Trading Days.

     (E) As soon as practicable, but in no event earlier than thirty five (35) Business Days before the anticipated Effective Date of each proposed Make-Whole Fundamental Change, the Company shall mail to each Holder written notice of, and shall publicly announce, through a reputable national newswire service, the anticipated Effective Date of such proposed Make-Whole Fundamental Change. Each such notice and announcement shall also state that, in connection with such Make-Whole Fundamental Change, the Company shall increase, in accordance herewith, the Conversion Rate applicable to Securities entitled as provided herein to such increase (along with a description of how such increase shall be calculated and the time periods during which Securities must be surrendered in order to be entitled to such increase). No later than the third Business Day after the Effective Date of each Make-Whole Fundamental Change, the Company shall mail written notice of, and shall publicly announce, through a reputable national newswire service, such Effective Date and the Make-Whole Applicable Increase applicable to such Make-Whole Fundamental Change.
     (F) For avoidance of doubt, the provisions of this Section 10.15 shall not affect or diminish the Company’s obligations, if any, pursuant to Article III with respect to a Make-Whole Fundamental Change.
     (G) Nothing in this Section 10.15 shall prevent an adjustment to the Conversion Rate pursuant to Section 10.06 in respect of a Make-Whole Fundamental Change.
XI. CONCERNING THE HOLDERS
11.01 Action by Holders.
     Whenever in this First Supplemental Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of the Securities may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (i) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, (ii) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article XII or (iii) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Securities, the Company or the Trustee may fix, but shall not be required to, in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen (15) days prior to the date of commencement of solicitation of such action.

11.02 Proof of Execution by Holders.
     Subject to the provisions of Section 6.01 and Section 6.03 of the Base Indenture and Section 12.05 hereof, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with Section 1.04(b) of the Base Indenture. The holding of Securities shall be proved by the security register of the Registrar or by a certificate of the Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 12.06.
11.03 Persons Deemed Absolute Owners.
     The Company, the Trustee, any Authenticating Agent, any Paying Agent, any Conversion Agent and any Registrar may deem the Person in whose name a Security shall be registered upon the security register of the Registrar to be, and may treat it as, the absolute owner of such Security (whether or not such Security shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Registrar) for the purpose of receiving payment of or on account of the principal of and (subject to Section 4.01 of this First Supplemental Indenture and Section 3.07(a) of the Base Indenture, as amended by Section 14.04 hereof) accrued and unpaid interest on such Security, for conversion of such Security and for all other purposes; and neither the Company nor the Trustee nor any Authenticating Agent nor any Paying Agent nor any Conversion Agent nor any Registrar shall be affected by any notice to the contrary. All such payments so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for monies payable upon any such Security. Notwithstanding anything to the contrary in this First Supplemental Indenture or the Securities following an Event of Default, any Holder of a beneficial interest in a Global Security may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such Holder’s right to exchange such beneficial interest for a Physical Security in accordance with the provisions of this First Supplemental Indenture.
XII. HOLDERS’ MEETINGS.
12.01 Purpose of Meetings.
     A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article XII for any of the following purposes:
     (A) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this First Supplemental Indenture, or to consent to the waiving of any Default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article VI;

     (B) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article VII;
     (C) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.02; or
     (D) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Securities under any other provision of this First Supplemental Indenture or under applicable law.
12.02 Call of Meetings by Trustee.
     The Trustee may at any time call a meeting of Holders to take any action specified in Section 12.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 11.01, shall be mailed to Holders of such Securities at their addresses as they shall appear on the security register of the Registrar. Such notice shall also be mailed to the Company. Such notices shall be mailed not less than twenty (20) nor more than ninety (90) days prior to the date fixed for the meeting.
     Any meeting of Holders shall be valid without notice if the Holders of all Securities then Outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Securities Outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.
12.03 Call of Meetings by Company or Holders.
     In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% in aggregate principal amount of the Securities then Outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within twenty (20) days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 12.01, by mailing notice thereof as provided in Section 12.02.

12.04 Qualifications for Voting.
     To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Securities on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Securities on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.
12.05 Regulations.
     Notwithstanding any other provision of this First Supplemental Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Securities and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.
     The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 12.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in principal amount of the Securities represented at the meeting and entitled to vote at the meeting.
     Subject to the provisions of the Base Indenture, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by such Holder or proxyholder, as the case may be; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Securities held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 12.02 or Section 12.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Securities represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.
12.06 Voting.
     The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the Outstanding principal amount of the Securities held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 12.02. The record shall show the principal amount of the Securities voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.
     Any record so signed and verified shall be conclusive evidence of the matters therein stated.
12.07 No Delay of Rights by Meeting.
     Nothing contained in this Article XII shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this First Supplemental Indenture or of the Securities.
XIII. MISCELLANEOUS
13.01 Calculations in Respect of the Securities.
     The Company and its agents shall make all calculations under this First Supplemental Indenture and the Securities, as expressly set forth herein. These calculations include, but are not limited to, determinations of the Trading Price of the Securities, whether the Closing Sale Price of Common Shares exceeds the Conversion Trigger Price as specified in Section 10.01(B)(i), the Volume-Weighted Average Price, the Daily Conversion Value, the Daily Settlement Amount and the Closing Sale Price of the Common Shares, the amount of cash and/or number of shares, if any payable or deliverable upon conversion of the Securities and amounts of interest payable on the Securities. The Company and its agents shall make all of these calculations in good faith, and, absent manifest error, such calculations shall be final and binding on all Holders. The Company shall provide a copy of such calculations to the Trustee as required hereunder, and the Trustee shall be entitled to conclusively rely on the accuracy of any such calculation without independent verification.

13.02 Certificate and Opinion as to Conditions Precedent.
     Upon any request or application by the Company to the Trustee to take any action under this First Supplemental Indenture, the Company shall furnish to the Trustee:
     (i) an Officer’s Certificate stating that, in the opinion of the signatories to such Officer’s Certificate, all conditions precedent, if any, provided for in this First Supplemental Indenture relating to the proposed action have been complied with; and
     (ii) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.
     Each signatory to an Officer’s Certificate or an Opinion of Counsel may (if so stated) rely, effectively, upon an Opinion of Counsel as to legal matters and an Officer’s Certificate or certificates of public officials as to factual matters if such signatory reasonably and in good faith believes in the accuracy of the document relied upon.
13.03 Statements Required in Certificate or Opinion.
     Each Officer’s Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this First Supplemental Indenture shall include:
     (i) a statement that the Person making such certificate or opinion has read such covenant or condition;
     (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
     (iii) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and
     (iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

13.04 Rules by Trustee and Agents.
     The Registrar, Paying Agent or Conversion Agent may make reasonable rules and set reasonable requirements for their respective functions.
13.05 Legal Holidays.
     If a payment date is a Legal Holiday, payment may be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on that payment for the intervening period.
13.06 Duplicate Originals.
     The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart by facsimile shall be effective as delivery of a manually executed counterpart thereof.
13.07 No Adverse Interpretation of Other Agreements.
     This First Supplemental Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this First Supplemental Indenture.
13.08 Governing Law.
     This First Supplemental Indenture and the Securities (as defined herein) shall be governed by and construed in accordance with the law of the State of New York without regard to principles of conflicts of laws. This First Supplemental Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this First Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.
XIV. INAPPLICABLE PROVISIONS OF THE BASE INDENTURE; AMENDMENTS TO THE BASE INDENTURE
14.01 Provisions of General Application
     (A) The provisions of Sections 1.02, 1.03, 1.04 (a), (c), (d), (e) and (f) and 1.12 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).

     (B) Section 1.01 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) by deleting the definitions of “Business Day”, “Interest Payment Date”, “Redemption Date” and “Subsidiary” set forth therein and replacing them with the respective definitions set forth in Section 1.01 of this Supplemental Indenture.
     (C) Section 1.01 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) by deleting clause (ii) in the definition of “Outstanding” therein
     (D) Section 1.10 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) by deleting the words “Authenticating Agent, any Paying Agent, any Securities Registrar” and replacing them with the words “Securities Agent.”
14.02 Securities forms.
     The provisions of Section 2.03 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
14.03 The Securities.
     (A) The provisions of Sections 3.03, 3.04, 3.05, 3.07(b), 3.08, 3.09, 3.10 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
     (B) Section 3.06 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) as follows: the reference to “Security Registrar” in Section 3.06 of the Base Indenture shall be deemed a reference to “Registrar,” as such term is defined in this First Supplemental Indenture.
     (C) Section 3.07(a) of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) by deleting the first three full paragraphs thereof.
14.04 Satisfaction and Discharge.
     The provisions of Article IV of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).

14.05 Defaults and Remedies.
     (A) The provisions of Sections 5.01, 5.02, 5.04, 5.06, 5.07, 5.08, 5.09, 5.12, 5.13 and 5.14 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
     (B) Section 5.03 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) by deleting clauses (1) and (2) and replacing them with the words “ an Event of Default specified in Section 6.01(i) or (ii) of the First Supplemental Indenture occurs and is continuing, ”.
14.06 The Trustee.
     (A) The provisions of Section 6.02 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
     (B) Section 6.07 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) by deleting the phrase “Section 5.01(5) or (6)” in the fifth full paragraph thereof and replacing it with the following: “Section 6.01(ix) or (x) of the First Supplemental Indenture.”
14.07 Holders’ Lists and Reports by Trustee and Company.
     (A) The provisions of Section 7.05 of the Base Indenture shall not apply to the Securities.
     (B) Section 7.02 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) as follows: the reference to “Security Registrar” in Section 7.02 of the Base Indenture shall be deemed a reference to “Registrar,” as such term is defined in this First Supplemental Indenture.
     (C) Section 7.04(iii) of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) by inserting the words “or delisted” after the words “become listed” in the last sentence thereof.

14.08 Consolidation, Merger, Conveyance, Transfer or Lease.
     (A) The provisions of Sections 8.01 and 8.03 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
     (B) Section 8.02 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) as follows:
     (i) The period at the end of the last sentence thereof shall be deleted and replaced with the following: “, the due and punctual payment of the Fundamental Change Purchase Price with respect to all Securities repurchased on each Fundamental Change Purchase Date, the due and punctual payment of the Redemption Price with respect to all Securities redeemed pursuant to Tax Redemption on each Redemption Date and the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Securities.”
     (ii) The reference to “Additional Amounts” in Section 8.02 of the Base Indenture shall be deemed a reference to “Additional Amounts,” as such term is defined in this First Supplemental Indenture.
14.09 Supplemental Indentures.
     The provisions of Sections 9.01, 9.02, 9.03, 9.04, 9.05 and 9.07 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
14.10 Covenants.
     (A) The provisions of Sections 10.02, 10.03, 10.04, 10.05 (except for the definition of “Canadian Taxes” therein), 10.09, 10.10 and 10.11 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
     (B) Section 10.07 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in this First Supplemental Indenture) as follows: the reference to Article Eight in Section 10.07 of the Base Indenture is hereby amended with respect to the Securities (as such term is defined in the First Supplemental Indenture) to be a reference to Article V of this First Supplemental Indenture and Section 8.02 of the Base Indenture, as amended by this First Supplemental Indenture.

14.11 Redemption of Securities.
     The provisions of Article XI of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
14.12 Sinking Funds.
     The provisions of Article XII of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
14.13 Repayment at Option of Holders
     The provisions of Article XIII of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
14.14 Defeasance and Covenant Defeasance
     The provisions of Article XIV of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
14.15 Meetings of Holders of Securities
     The provisions of Sections 15.01, 15.02, 15.03, 15.04, 15.05 and 15.06 of the Base Indenture shall not apply to the Securities (as such term is defined in this First Supplemental Indenture).
[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

Northgate Minerals Corporation
By:	/s/ Jon Douglas
	Name:	Jon Douglas
	Title:	Senior VP & CFO
Signature Page for Supplemental Indenture

The Bank of New York Mellon, as Trustee
By:	/s/ Erika Walker
	Name:	Erika Walker
	Title:	Vice President

BNY Trust Company Of Canada, as Co-Trustee
By:	/s/ Farhan Mir
	Name:	Farhan Mir
	Title:	Authorized Signatory

Signature Page for Supplemental Indenture

EXHIBIT A
[Face of Security]
NORTHGATE MINERALS CORPORATION
Certificate No. _______
[INSERT GLOBAL SECURITY LEGEND AS REQUIRED]
3.50% Convertible Senior Notes due 2016 (the “Securities”)
CUSIP No. [•]
     Northgate Minerals Corporation, a corporation duly organized and existing under the laws of British Columbia (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum [of [___________] dollars ($[___________])]1 [as set forth in the “Schedule of Exchanges of Interests in the Global Security” attached hereto, which amount, taken together with the principal amounts of all other Outstanding Securities, shall not, unless permitted by the Indenture, exceed [___________] dollars ($[___________]) in aggregate at any time, in accordance with the rules and procedures of the Depositary]2, on October 1, 2016, and to pay interest thereon, as provided on the reverse hereof, until the principal and any unpaid and accrued interest are paid or duly provided for.
     Interest Payment Dates: April 1 and October 1, with the first payment to be made on April 1, 2011.
     Regular Record Dates: March 15 and September 15.
     The provisions on the back of this certificate are incorporated as if set forth on the face hereof.

[1]	This is included for Physical Securities.

[2]	This is included for Global Securities.

     IN WITNESS WHEREOF, Northgate Minerals Corporation has caused this instrument to be duly signed.

Northgate Minerals Corporation
By:
Name:
Title:

Dated: _____________________________

TRUSTEE’S CERTIFICATE OF AUTHENTICATION Dated: _____________________________
     This is one of the Securities of the series designated therein referred to in, and issued under, the within-mentioned Indenture.

The Bank of New York Mellon, as Trustee
By:
Authorized Signatory

[REVERSE OF SECURITY]
NORTHGATE MINERALS CORPORATION
3.50% Convertible Senior Notes due 2016
     1. Interest. Northgate Minerals Corporation, a corporation duly organized and existing under the laws of British Columbia (the “Company”), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company will pay interest, payable semi-annually in arrears, on April 1 and October 1 of each year, with the first payment to be made on April 1, 2011. Interest on the Securities will accrue on the principal amount from, and including, the most recent date to which interest has been paid or provided for or, if no interest has been paid, from, and including, October 5, 2010, in each case to, but excluding, the next Interest Payment Date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Company shall pay, in cash, interest on any overdue amount (including, to the extent permitted by applicable law, overdue interest) at the rate borne by the Securities. For purposes only of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under the Securities for any period in any calendar year (the “Calculation Period”) is equivalent, is the rate of interest payable under the Securities in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.
     2. Maturity. The Securities will mature on October 1, 2016.
     3. Method of Payment. Except as provided in the Indenture (as defined below), the Company will pay interest on the Securities to the Persons who are Holders of record of Securities at the close of business on the Regular Record Date set forth on the face of this Security immediately preceding the applicable Interest Payment Date. Holders must surrender Securities to a Paying Agent to collect the principal amount plus, if applicable, accrued and unpaid interest, if any, or the Fundamental Change Purchase Price, payable as herein provided on the Maturity Date or Fundamental Change Purchase Date, as applicable. The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case this Security is a Global Security, by wire transfer of immediately available funds to the account designated by the Depositary or its nominee; (B) in the case this Security is a Physical Security held by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case this Security is a Physical Security held by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar.

     4. Paying Agent, Registrar, Conversion Agent. Initially, the Trustee will act as Paying Agent, Registrar, Bid Solicitation Agent and Conversion Agent. The Company may change any Paying Agent, Registrar, Bid Solicitation Agent or Conversion Agent without prior notice.
     5. Indenture. The Company issued the Securities under an Indenture dated as of October 5, 2010, as supplemented by the First Supplemental Indenture dated as of October 5, 2010 (the Indenture, as so supplemented, the “Indenture”) between the Company, as the issuer and The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, a Canadian trust corporation, as co-trustee. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) (the “TIA”) as amended and in effect from time to time. The Securities are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of such terms. The Securities are general unsecured senior obligations of the Company limited to $150,000,000 aggregate principal amount (or $170 million if the underwriters exercise their over-allotment option in full), except as otherwise provided in the Indenture (except for Securities issued in substitution for destroyed, mutilated, lost or stolen Securities). Terms used herein without definition and which are defined in the Indenture have the meanings assigned to them in the Indenture. In the event of any inconsistency between the terms of this Security and the terms of the Indenture, the terms of the Indenture shall control.
     6. No Redemption. The Securities are not redeemable at the option of the Company prior to the Maturity Date, except for changes in Canadian tax law as provided in the Indenture, and no sinking fund is provided for the Securities.
     7. Offer to Purchase Upon a Fundamental Change. Subject to the terms and conditions of the Indenture, in the event of a Fundamental Change, the Company will be required to make an offer to purchase for cash all Outstanding Securities on a date selected by the Company (the “Fundamental Change Purchase Date”), which date is no later than thirty five (35) business days, nor earlier than twenty (20) business days, after the date on which notice of such Fundamental Change is mailed in accordance with the Indenture, at a price payable in cash equal to one hundred percent (100%) of the principal amount of such Security, plus accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”); provided, however, that if such Fundamental Change Purchase Date is after a Regular Record Date for the payment of an installment of interest and on or before the related Interest Payment Date, then the full amount of accrued and unpaid interest, if any, to, but excluding, such Interest Payment Date will be paid on such Interest Payment Date to the Holder of record of such Securities at the close of business on such Regular Record Date (without any surrender of such Securities by such Holder), and the Fundamental Change Purchase Price shall not include any accrued but unpaid interest.

     8. Conversion.
     Upon the occurrence of certain events and during certain periods, the Securities shall be convertible into Common Shares in accordance with Article X of the Indenture. The Company may elect to deliver cash or a combination of cash and Common Shares on conversion. A Holder may convert a portion of a Security if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount.
     Notwithstanding anything herein to the contrary, no Security may be converted after the close of business on the Business Day immediately preceding the Maturity Date.
     Upon conversion of a Security, the Holder thereof shall be entitled to receive the cash, Common Shares, or a combination thereof, payable upon conversion in accordance with Article X of the Indenture or, if the Company elects, cash or a combination of cash and Common Shares.
     The initial Conversion Rate is 244.9780 Common Shares per $1,000 principal amount of Securities (which results in an effective initial Conversion Price of approximately $4.08 per share) subject to adjustment in the event of certain circumstances as specified in the Indenture. The Company will deliver cash in lieu of any fractional share.
     9. Denominations, Transfer, Exchange. The Securities are in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with certain transfers or exchanges as set forth in the Indenture. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security for which a Purchase Notice has been delivered, and not withdrawn, in accordance with the Indenture, except the unrepurchased portion of Securities being repurchased in part.
     10. Persons Deemed Owners. The registered Holder of a Security may be treated as the owner of such Security for all purposes.
     11. Merger or Consolidation. The Company shall not consolidate with, or amalgamate, or merge with or into, or be a party to a statutory arrangement, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of the consolidated property or assets of the Company to, another Person, whether in a single transaction or series of related transactions, unless (i) the Company is the continuing corporation or such other Person is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or the laws of Canada or any province or territory thereunder and such other Person assumes by supplemental indenture all the obligations of the Company under the Securities and the Indenture and (ii) immediately after giving effect to the transaction or series of transactions, no Default or Event of Default shall exist, as set forth in Article V of the Indenture.
     12. Amendments, Supplements and Waivers. Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Securities, and certain existing Defaults or Events of Default may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then Outstanding. In accordance with the terms of the Indenture, the Company, with the consent of the Trustee, may amend or supplement this First Supplemental Indenture or the Securities without notice to or the consent of any Holder under the circumstances specified in the Indenture.
     13. Defaults and Remedies.
     If certain Events of Default occur and are continuing, the Trustee by notice to the Company or the Holders of at least twenty five percent (25%) in principal amount of the Securities then Outstanding by notice to the Company and the Trustee may declare the Securities to be due and payable. Upon such declaration, the principal of, and any accrued and unpaid interest on, all Securities shall be due and payable immediately. If certain others Events of Default occur, the principal of, and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Securities then Outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee as provided in the Indenture have been paid.
     If a Default or Event of Default occurs and is continuing as to which the Trustee has received written notice pursuant to the provisions of the Indenture, or as to which a Responsible Officer of the Trustee shall have actual knowledge, the Trustee shall mail to each Holder a notice of the Default or Event of Default within thirty (30) days after it occurs unless such Default or Event of Default has been cured or waived. Except in the case of a Default or Event of Default in payment or delivery of any amounts due (including principal, interest, the Fundamental Change Purchase Price or the consideration due upon conversion) with respect to any Security, the Trustee may withhold the notice if, and so long as it in good faith determines that, withholding the notice is in the best interests of Holders. The Company must deliver to the Trustee an annual compliance certificate.
     14. Trustee Dealings with the Company. The Trustee under the Indenture, or any banking institution serving as successor Trustee thereunder, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for, the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

     15. Authentication. This Security shall not be valid until authenticated by the manual or facsimile signature of the Trustee or an Authenticating Agent in accordance with the Indenture.
     16. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (Uniform Gifts to Minors Act).
     THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE. REQUESTS MAY BE MADE TO:
Northgate Minerals Corporation
815 Hornby Street, Suite 406,
Vancouver, British Columbia, Canada, V6Z 2E6
Attn: Senior Vice President and Chief Financial Officer

FORM OF ASSIGNMENT
I or we assign to
PLEASE INSERT SOCIAL SECURITY
OR OTHER IDENTIFYING NUMBER

(please print or type name and address)

the within Security and all rights thereunder, and hereby irrevocably constitute and appoint

Attorney to transfer the Security on the books of the Company with full power of substitution in the premises.

Dated:

NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever and be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Registrar.

Signature Guarantee:

Dated:	Signed:

(Sign exactly as name appears on the other side of this Security)

Signature Guarantee:

CONVERSION NOTICE
To convert this Security in accordance with the Indenture, check the box: ☐
To convert only part of this Security, state the principal amount to be converted (must be in multiples of $1,000):

$

If you want the stock certificate representing the Common Shares, if any, issuable upon conversion made out in another person’s name, fill in the form below:

(Insert other person’s soc. sec. or tax I.D. no.)

(Print or type other person’s name, address and zip code)

Date:	Signature(s):

(Sign exactly as your name(s) appear(s) on the other side of this Security)

Signature(s) guaranteed by:

(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)

PURCHASE NOTICE
Certificate No. of Security:
     If you want to elect to have this Security purchased by the Company pursuant to Section 3.02 of the First Supplemental Indenture, check the box: ☐
     If you want to elect to have only part of this Security purchased by the Company pursuant to Section 3.02 of the First Supplemental Indenture, state the principal amount to be so purchased by the Company:

$
(in an integral multiple of $1,000)

Signature(s):

Date:

(Sign exactly as your name(s) appear(s) on the other side of this Security)

Signature(s) guaranteed by:

(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)

NOTICE OF ELECTION UPON TAX REDEMPTION
Certificate No. of Security:
Principal Amount of this Security: $
If you elect not to have this Security redeemed by the Company pursuant to Section 3.03 of the First Supplemental Indenture, check the box: ☐
If you elect to have only part of this Security redeemed by the Company, state the principal amount to be redeemed (which must be $1,000 or an integral multiple of $1,000):

$
(in an integral multiple of $1,000)

Date:	Signature(s):

(Sign exactly as your name(s) appear(s) on the other side of this Security)

Signature (s) guaranteed by:

(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.)
If Physical Securities have been issued, the certificate numbers shall be stated in this notice.

SCHEDULE A3
SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL SECURITY
Northgate Minerals Corporation
3.50% Convertible Senior Notes due 2016
     The initial principal amount of this Global Security is                      DOLLARS ($[                    ]). The following increases or decreases in this Global Security have been made:

			Principal	Signature
	Amount of	Amount of	Amount	of
	decrease in	increase in	of this Global	authorized
	Principal	Principal	Security	signatory
	Amount	Amount	following	of
Date of	of this Global	of this Global	such decrease or	Trustee or
Exchange	Security	Security	increase	Custodian

[3]	This is included for Global Securities.

B-1

EXHIBIT B
FORM OF LEGEND FOR GLOBAL SECURITY
     Any Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:
THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY OR A SUCCESSOR DEPOSITARY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.
UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE.

B-2